UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: April 10, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated April 9, 2009, entitled “Notice of Annual General Meeting”.
99.2
Announcement dated April 9, 2009, entitled “Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares and Re-election of Directors and Amendment to the Articles of Association”.

99.3	Announcement dated April 9, 2009, entitled “Form of proxy for the Annual General Meeting to be held on 27 May 2009”.
99.4	Announcement dated April 9, 2009, entitled “2008 Hong Kong Annual Report”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 May 2009, at 3:00 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2008.

2.	To declare a final dividend for the year ended 31 December 2008.

3.	To re-elect retiring Directors and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as the

Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 7,094,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance. Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$ 950,000 before Hong Kong tax, an annual salary of HK$1,188,000 before Hong Kong tax, plus performance-based bonuses. The emolument of Mr. Wu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Cao Xinghe

Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company , later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 6,284,000 share options in the Company, Mr. Cao has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Cao, Mr. Cao’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Cao was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Cao’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Cao is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Wu Zhenfang

Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited) as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., a subsidiary of CNOOC, and Chairman of CNOOC and Shell Petrochemical Co. Ltd. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 6,284,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Wu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Edgar W. K. Cheng

Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. He is at present Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd and a member of the Board of Directors of the Hong Kong Institute for Monetary Research. He is currently an independent non-executive director of American International Assurance Co. Ltd. and an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 – 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Dr. Cheng has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Dr. Cheng. Dr. Cheng’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. Dr. Cheng waived his emoluments for the year ended 31 December 2008. The emolument of Dr. Cheng was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the

Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

C.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

1.	“THAT the articles of association of the Company be and are hereby amended by substituting the existing Article 85 with the following new Article 85:

85
Without prejudice to the generality of Article 84, where that shareholder and/or warrantholder is a Clearing House or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any shareholders' meetings or any meetings of any class of shareholders and/or warrantholders provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of shares and/or warrants in respect of which each such person is so authorised.  The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarized authorization and/or further evidence for substantiating the facts that it is duly authorised and will be entitled to exercise the same power on behalf of the Clearing House as that clearing house or its nominee(s) could exercise if it were an individual shareholder and/or warrantholder of the Company.”

By Order of the Board
CNOOC Limited
Xiao Zongwei
Joint Company Secretary

Hong Kong, 9 April 2009

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rules 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 20 May 2009 (Wednesday) to 27 May 2009 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 19 May 2009 (Tuesday).

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Fu Chengyu (Chairman)	Edgar W. K. Cheng
Wu Guangqi	Chiu Sung Hong
Yang Hua	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Zhou Shouwei
Cao Xinghe
Wu Zhenfang

    Exhibit 99.2

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS
AND
AMENDMENT TO THE ARTICLES OF ASSOCIATION

A notice convening an annual general meeting of CNOOC Limited (the "Company") to be held on 27 May 2009 at 3 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong is set out on pages 113 to 118 of the annual report of the Company for the year ended 31 December 2008 and also Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding such meeting.  Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment if they so wish.

9 April 2009

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Executive Directors
Fu Chengyu (Chairman)
Wu Guangqi
Yang Hua

Non-executive Directors
Zhou Shouwei
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
9 April 2009

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS
AND
AMENDMENT TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3, B1, B2 and B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase of Shares, re-election of retiring directors and the proposed special resolution set out as item C1 of the notice of annual general meeting for the amendment to the articles of association (the "Articles") of the Company at the annual general meeting of the Company to be held at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 27 May 2009 at 3 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all

LETTER FROM THE BOARD

classes in the issued share capital of the Company.

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 29 May 2008, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 29 May 2008; and (ii) to allot, issue and deal with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at 29 May 2008; and (iii) to allot, issue and deal with such number of Shares the aggregate nominal amount in the capital of the Company of which not exceeding the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 29 May 2008 (collectively referred to as “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares ("Share Issue Mandate"), on 3 April 2009, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,669,199,984 Shares were in issue and fully paid.  Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,933,839,997 Shares.

The explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the articles of association of the Company, Messrs. Wu Guangqi, Cao Xinghe, Wu Zhenfang and Edgar W. K. Cheng will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Wu Guangqi, Cao Xinghe, Wu Zhenfang and Edgar W. K. Cheng have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

LETTER FROM THE BOARD

AMENDMENT TO THE ARTICLES

To cater for investors holding securities in the Company through CCASS to attend Shareholders' meetings in person or to appoint proxies to vote on their behalf, the Board proposed to amend the Articles such that the HKSCC Nominees Limited (or any successor thereto) would have the right to appoint multiple proxies or corporate representatives to attend Shareholders' meeting.

Full terms of such amendment are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 113 to 118 of the annual report of the Company for the year ended 31 December 2008 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares, the re-election of the said Directors and the amendment to the Articles are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Fu Chengyu Chairman

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the issued share capital of the Company as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,669,199,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,466,919,998 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,772,727,268 Shares, representing approximately 64.41% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.57% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, neither CNOOC BVI, OOGC nor CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company’s Memorandum and Articles, the Listing Rules and applicable laws and regulations in Hong Kong.

On the basis of the consolidated financial position of the Company as at 31 December 2008 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

SHARE REPURCHASE MADE BY THE COMPANY

The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$

2008
April	14.20	11.50
May	15.90	13.36
June	14.08	12.62
July	14.06	11.24
August	12.06	10.00
September	12.00	8.16
October	8.85	4.24
November	6.61	5.06
December	8.00	5.82

2009
January	8.20	6.43
February	7.55	6.58
March	8.39	6.08
April (up to the Latest Practicable Date)	8.33	7.87

Exhibit 99.2

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

The following is the notice of the Annual General Meeting as required under Rule 13.51(1) of the Listing Rules which sets out, amongst others, the special resolution for the approval of the proposed amendment to the Articles.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 May 2009, at 3:00 p.m. at Island Shangri-La , Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2008.

2.	To declare a final dividend for the year ended 31 December 2008.

3.	To re-elect retiring Directors and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

            Wu Guangqi
Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 7,094,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$ 950,000 before Hong Kong tax, an annual salary of HK$1,188,000 before Hong Kong tax, plus performance-based bonuses. The

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

emolument of Mr. Wu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company , later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 6,284,000 share options in the Company, Mr. Cao has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Cao, Mr. Cao’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Cao was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Cao’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Cao is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited) as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., a subsidiary of CNOOC, and Chairman of CNOOC and Shell Petrochemical Co. Ltd. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 6,284,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Wu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. He is at present Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd and a member of the Board of Directors of the Hong Kong Institute for Monetary Research. He is currently an independent non-executive director of American International Assurance Co. Ltd. and an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 – 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Dr. Cheng has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Dr. Cheng. Dr. Cheng’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. Dr. Cheng waived his emoluments for the year ended 31 December 2008. The emolument of Dr. Cheng was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

  “Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

C.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

1.	“THAT the articles of association of the Company be and are hereby amended by substituting the existing Article 85 with the following new Article 85:

85
Without prejudice to the generality of Article 84, where that shareholder and/or warrantholder is a Clearing House or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any shareholders' meetings or any meetings of any class of shareholders and/or warrantholders provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of shares and/or warrants in respect of which each such person is so authorised.  The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarized authorization and/or further evidence for substantiating the facts that it is duly authorised and will be entitled to exercise the same power on behalf of the Clearing House as that clearing house or its nominee(s) could exercise if it were an individual shareholder and/or warrantholder of the Company.”

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 9 April 2009

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rules 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 20 May 2009 (Wednesday) to 27 May 2009 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 19 May 2009 (Tuesday).

Exhibit 99.3
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Form of proxy for the Annual General Meeting to be held on 27 May 2009

I/We(Note 1)                                                                                                                                              of                                                                                                                                              being
the registered holder(s) of                                                                 shares(Note 2) of HK$0.02 each in the share capital of the above-named
Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or
of
as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-La Pacific Place, Supreme Court Road, Central, Hong Kong on 27 May 2009 at 3 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors' Report thereon for the year ended 31 December 2008.
A2.	To declare a final dividend for the year ended 31 December 2008.
A3.	(i) To re-elect Mr. Wu Guangqi as Executive Director;	(i)	(i)
	(ii) To re-elect Mr. Cao Xinghe as Non-executive Director;	(ii)	(ii)
	(iii) To re-elect Mr. Wu Zhenfang as Non-executive Director;	(iii)	(iii)
	(iv) To re-elect Dr. Edgar W. K. Cheng as Independent Non-executive Director; and	(iv)	(iv)
	(v) To authorise the Board of Directors to fix the remuneration of each of the Directors.	(v)	(v)
A4.	To re-appoint the Company’s independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

	SPECIAL RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
C1.	To approve resolution C.1 in relation to the proposed amendment to Article 85 of the articles of association of the Company.

Dated this                                  day of                         2009                             Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

Exhibit 99.4

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in Hong Kong in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in oil and natural gas exploration, development, production and sales.

The Group has four major production areas in offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. In addition, it is one of the largest offshore crude oil producers in Indonesia. The Group also has certain upstream assets in regions such as Africa and Australia.

As at 31 December 2008, the Group owned net proved reserves of approximately 2.52 billion BOE and its average daily net production was 530,728 BOE. The Group had 3,584 employees and total assets of approximately RMB 206.7 billion.

Content

2	Financial Summary
3	Operating Summary
4	Milestones 2008
5	Chairman’s Statement
9	Operations Review
9	Exploration, Development and Production
13	Sales and Marketing
14	Science and Technology Development
14	Internal Control and Risk Management System
15	Health, Safety and Environmental Protection
16	Corporate Citizen
17	Human Resources
19	Corporate Governance Report
30	Directors and Senior Management
36	Report of the Directors
44	Management Discussion and Analysis
48	Independent Auditors’ Report
49	Consolidated Income Statement
50	Consolidated Balance Sheet
51	Consolidated Statement of Changes in Equity
52	Consolidated Cash Flow Statement
53	Balance Sheet
54	Notes to Consolidated Financial Statements
108	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
113	Notice of Annual General Meeting
119	Glossary
120	Company Information

Financial Summary
(Amounts expressed in millions of RMB)

Consolidated Income Statement (Audited)
Year ended 31 December

	2004	2005	2006	2007	2008

Total revenue	55,222	69,456	88,947	90,724	125,977
Total expenses	(32,882)	(33,284)	(45,893)	(49,525)	(72,112)
Interest income/(finance costs), net	(235)	(741)	(1,050)	(1,359)	676
Exchange gains, net	29	287	308	1,856	2,551
Share of profit of associates	344	307	322	719	374
Investment income	72	248	613	902	476
Non-operating income/(expenses), net	519	28	876	(7)	(62)

Profit before tax	23,070	36,301	44,123	43,311	57,880

Tax	(6,931)	(10,978)	(13,196)	(12,052)	(13,505)

Profit for the year	16,139	25,323	30,927	31,258	44,375

Consolidated Balance Sheet (Audited)
As at 31 December

	2004	2005	2006	2007	2008
Current assets	35,293	44,421	47,892	54,645	63,770
Property, plant and equipment	57,182	66,625	103,406	118,880	138,358
Investment in associates	1,327	1,402	1,544	2,031	1,785
Intangible assets	–	1,300	1,409	1,331	1,206
Available-for-sale financial assets	–	1,017	1,017	1,819	1,550
Non-current assets classified as held for sale	–	–	–	1,087	–

Total assets	93,802	114,765	155,268	179,793	206,669

Current liabilities	(10,402)	(13,616)	(14,481)	(21,401)	(18,799)
Non-current liabilities	(26,957)	(27,546)	(32,973)	(24,077)	(27,632)

Total Liabilities	(37,359)	(41,162)	(47,454)	(45,478)	(46,431)

Equity	56,443	73,603	107,814	134,315	160,238

Operating Summary
Year ended 31 December

	2004	2005	2006	2007	2008

Production
Net production of crude and liquids (barrels/day)
Bohai Bay	134,512	178,840	200,944	206,748	218,478
Western South China Sea	55,873	49,016	40,437	34,163	56,761
Eastern South China Sea	96,989	103,741	105,902	103,715	122,813
East China Sea	2,121	1,706	1,464	1,467	85
Overseas	29,941	23,565	23,973	25,735	23,931

Total	319,436	356,868	372,720	371,827	422,068

Net production of natural gas (mmcf/day)
Bohai Bay	47.7	49.1	64.5	70.2	74.5
Western South China Sea	215.2	229.6	251.8	237.3	284.7
Eastern South China Sea	–	–	23.1	27.4	28.1
East China Sea	17.1	18.3	21.2	24.0	6.8
Overseas	84.1	92.7	130.3	200.7	227.0

Total	364.1	389.6	490.9	559.6	621.1

Total net production (BOE/day)	382,513	424,108	457,482	469,407	530,728

Reserves at year end
Net proved crude and liquids reserves (mm barrels)
Bohai Bay	974.6	920.2	933.4	951.3	933.6
Western South China Sea	189.7	205.7	190.5	208.9	245.8
Eastern South China Sea	168.0	211.2	200.2	226.6	202.4
East China Sea	21.5	21.2	20.4	20.5	17.8
Overseas	101.9	99.1	145.3	156.7	178.7

Total	1,455.6	1,457.4	1,489.8	1,564.1	1,578.3

Net proved natural gas reserves (bcf)
Bohai Bay	706.2	740.7	765.0	761.5	789.2
Western South China Sea	2,484.8	2,604.0	2,648.1	2,539.2	2,211.7
Eastern South China Sea	730.8	784.2	792.0	779.4	873.3
East China Sea	403.4	402.2	390.0	373.8	342.2
Overseas	321.4	899.9	1,636.5	1,768.9	1,406.9

Total	4,646.6	5,430.9	6,231.6	6,222.8	5,623.3

Total net proved reserves (million BOE)
Bohai Bay	1,092.3	1,043.7	1,060.9	1,078.2	1,065.1
Western South China Sea	603.8	639.7	631.9	632.1	614.4
Eastern South China Sea	289.8	341.9	332.3	356.5	347.9
East China Sea	88.7	88.2	85.4	82.8	74.8
Overseas	155.4	249.1	418.0	451.6	413.2

Total	2,230.0	2,362.6	2,528.5	2,601.2	2,515.4

Others
Reserve life (years)	15.9	15.3	15.1	15.2	13.0
Reserve replacement ratio (%)	173	186	199	142	60

Average realised price
Crude oil (US$/barrel)	35.41	47.31	58.90	66.26	89.39
Natural gas (US$/mcf)	2.75	2.82	3.05	3.30	3.83

Milestones 2008

EXPLORATION
7	July	Discovery of Kenli 10-1
12	August	Discovery of Bozhong 29-5 in Yellow River Mouth trough
6	October	Discovery of Bozhong 35-2

ENGINEERING, CONSTRUCTION AND DEVELOPMENT
24	June	Commencement of production of Xijiang 23-1 oilfield
2	July	Trial production of Wencheng oilfields
16	September	Penglai 19-3 Phase II Platform B commenced production ahead of schedule

OTHERS
March	Awarded the “Best Natural Gas Energy Enterprise of China” in the “China’s Best Banks and Companies 2008” by Global Finance.
June	Ranked 101 in “FT Global 500 2008” by Financial Times.
October	Awarded the “Best Chinese Company” in the “Corporate Governance wards 2008” by The Asset.
December	Awarded the “2008 Best Oil & Gas Company in Asia” by Euromoney.

Chairman’s Statement

Dear Shareholders,

By the time you read this report, the spirit of spring is prevailing both in China – one of the countries where our primary operation is located – and Hong Kong – one of the cities in which the Company is listed. However, marks of severe winter are still evident in the market. Along with optimistic forecast and prediction from some specialists, a wave of optimism looms over the hearts and ears of people. Yet skepticism, worries and negative sentiments continue to spread.

Fu Chengyu
Chairman and Chief Executive Officer

2008 was a volatile year for the oil industry. Oil prices skyrocketed to a record high of US$147 per barrel in the first three quarters and plummeted to less than US$40 per barrel later. During the period, the financial tsunami that swept through the world has been formidable.

In 2009, we continue to feel the pinch of a “severe winter”. The global economy is still in the dark night. Oil prices continue to wane. For the oil industry, the cold winter still prevails. Will CNOOC Limited, a company that focuses on upstream business, be able to withstand the challenges and continue its growth momentum? Such questions have always been raised by people around us.

HOW DO WE RIDE OUT “THE WINTER”?

This question has always been in the mind of the management when the financial crisis began its frosty bites and when oil prices started to show a downward trend.

Today, CNOOC Limited has already devised plans and is ready to “withstand the winter”. The plans are being executed. In the “freezing winter” of the industry, we don’t feel cold. On the contrary, we hear the foot-steps of the spring.

We are also confident in our future.

While we are presenting CNOOC Limited’s results in 2008, we would also like to take this opportunity to share with you and those who care about us the thoughts of our management on our future plans.

SEEKING FOR GROWTH TO COMBAT THE DEPRESSION

Pressured by the economic crisis and tumbling oil prices, many of our peers have cut back on capital expenditure and slowed down the pace of development. Under these

Chairman’s Statement

circumstances, is it necessary for CNOOC Limited to cut back temporarily and put a halt to its healthy pace of development? With regard to this question, we have thoroughly examined the position of the Company, so as to arrive at a development blueprint that is most suitable for us.

As you are aware, thanks to our prudent financial discipline, CNOOC Limited has been able to maintain a healthy balance sheet with sufficient cash reserves and strong operating cash flow. Regarding the material part of the Company’s assets – our oil and gas fields that are under development, most of them were evaluated based on a relatively conservative medium to long term oil prices. The current low oil prices therefore have not made a significant impact on these projects.

This has further reinforced management’s decision to uphold its established and far-sighted strategies and has enhanced the management’s confidence to weather the financial storm with development.

In 2009, the Company will continue to increase its capital expenditures, enhance the level of its exploration and development activities in order to pave a smooth way for sustainable growth in the future. Ten new projects will come on stream. The production target is 225-231 million BOE. 2009 will therefore be another rapidly expanding year for the Company following the strong growth in 2008.

For a better future of the Company, we must take a long- term view.

In the course of the Company’s development, we have never allowed oil prices to determine the Company’s future and shareholders’ expectation. We would not be complacent with high returns derived from high oil prices; nor would we lose our vision and just focus on short term results when oil prices are low. When oil prices are high, we restrain ourselves and will not expand excessively. Likewise, we will not lose confidence and stand still today but will ensure that we will not miss out on development opportunities that lie ahead. I firmly believe that under the present global economic and oil price environment, we should do our part to ensure a healthy growth. This is the best thing we can do under the current economic recession.

I hope that our efforts today will ensure the continuing growth of the Company’s reserves and production in the future and will enable us to stay at the forefront of the next economic growth cycle.

THREE STRATEGIES TO CONTROL COSTS

Financial experts and academics have been debating when “the winter” will pass. We won’t bet on it. Therefore, apart from combating the depression with development, we will strictly control our costs so as to enable CNOOC Limited to win more breathing space and grasp potential opportunities amid the financial crisis.

The offshore oil industry involves high costs and intensive capital investments. We were fully aware of these industry characteristics over the years. Therefore, one of our major strategies is to maintain low costs. Benefitting from the effective and consistent application of this strategy in our operations, the Company’s production cost has been maintained at a low level among international peers.

Going ahead, it is difficult to predict when oil prices will rebound, and it will take time for the drop of the costs of raw material and services to be explicit. Through sharing facilities, employee incentive system and applying innovative technologies, the Company is continuously seeking new room and measures to lower unit cost and to elevate its profitability under a low oil price environment.

Technological innovation is the cornerstone of the Company’s future development, as well as the driver of the industry’s continuous growth. In order to remain technologically advanced for sustainable development in the medium and long term, the Company has focused on the implementation of technologies in operations, such as in enhanced recovery, deepwater development, offshore marginal field development, and new offshore exploration.

In 2009, we will actively promote regional development for potential oil and gas field groups, enabling these oil fields to share production facilities in order to lower development costs. At the same time, we will further improve and consolidate management policies to reinforce cost management at all levels and to effectively reduce costs.

ELIMINATING RISKS THROUGH MANAGEMENT

Despite having sharp visions, the management is unable to predict all kinds of risks along the development path. Therefore, we are taking a “hope for the best, and prepare for the worst” attitude for the future, and will always get ourselves prepared for this.

Chairman’s Statement

Although the kind of systematic risk resulted from the global financial tsunami once again reminds us that no one can be immune from such a situation, it is still my belief that companies with sound risk management system can minimize the negative impacts brought about by the crisis.

Risk management always tops my agenda. People tend to forget the existence of risks when a company is expanding fast. Therefore, I hope to keep our minds clear by introducing risk management system. When the operating environment deteriorates, people will stand still because of the fear of the unknown risks. A risk management system enables us to effectively minimize the unknown risks and steers us towards sustainable development.

In spite of the financial crisis in 2008, the Company’s operating cash flow and net profit reached RMB 55.74 billion and RMB 44.38 billion, respectively, demonstrating the Company’s successful development strategies over the years, as well as the achievements brought about by a comprehensive risk management system.

UTILIZING TALENTS FOR A BETTER FUTURE

Staff members of CNOOC Limited are the most important asset of the Company – an asset that ensures stable corporate development.

Although CNOOC Limited was faced with mounting challenges from the financial crisis in 2008, all staff members, especially the management, were able to tackle these challenges calmly and effectively, enabling the Company to continue to achieve solid growth and to further demonstrate its competitive edges. The Company’s net production reached 194.2 million BOE, representing an increase of 14.3% year over year. The Company’s net profit amounted to RMB 44.38 billion, representing an increase of 42.0% year over year and a record high for the Company. No major health, safety and environmental incidents were recorded. The board of directors has proposed a final dividend of HK$0.20 per share.

A vigorous and energetic management team is one of the assurances for the sustainable growth of the Company. In 2009, we will be injecting more new blood into the management team. As you are aware, Mr. Yang Hua has been appointed as the president of the Company, and Mr. Yuan Guangyu and Mr. Chen Bi have been appointed as executive vice president. As CNOOC Limited enters a new era of growth, more young and experienced leaders with international perspective like them will be joining the management team.

In successful days, we have never stopped searching room for further improvement. In times of crisis, we spend greater efforts to contemplate strategies for our future. An old saying resonates: “If winter comes, can spring be far behind?”

For us and for the Company as a whole, I firmly believe that with our established strategies, sound corporate governance, competent staff members and strong technological innovation capabilities, spring is not far from us. I cordially invite you to join us in embracing a brighter future of the Company.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 31 March 2009

Operations Review

Seeking for Growth
to Combat the Depression

Three Strategies to Control Costs

Operations Review

OVERVIEW

Specializing in upstream oil and natural gas exploration, development and production, CNOOC Limited is a major producer of offshore oil and natural gas in China, and is one of the largest independent oil and natural gas exploration and development companies in the world in terms of reserves. As of the end of 2008, the Company owned net proved reserves of 2.52 billion BOE, including 1.58 billion BOE of crude oil and 5,623.3 bcf of natural gas. In 2008, the Company produced an average of 422,068 barrels of crude oil and 621.1 mmcf of natural gas daily, with a total net oil and gas production of 530,728 BOE per day.

EXPLORATION, DEVELOPMENT AND PRODUCTION

The Company carries out exploration and development activities through independent exploration and production sharing contracts with partners. In recent years, the Company has increased its reserves and production mainly through independent exploration and development. As of the end of 2008, approximately 64.0% of net proved reserves of the Company were independent and approximately 52.2% of production was sourced from independent projects.

China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has exclusive right to explore and develop offshore oil and natural gas in China with foreign parties through production sharing contracts. As of the end of 2008, 38 production sharing contracts and agreements between the Company and its 28 partners were being implemented.

The Company’s exploration and development activities are mainly concentrated in offshore China, including Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. In addition, the Company holds interests in oil and gas blocks overseas, including Indonesia, Australia and Nigeria. As of 31 December 2008, the Company’s net proved reserves and net production in offshore China accounted for approximately 83.6% and approximately 87.9% of the total levels, respectively.

Exploration
In 2008, the Company continued to achieve positive results in independent exploration, with 13 new discoveries and 11 successful appraisals. For PSC exploration, 2 discoveries and 1 successful appraisal were made. The table below sets out the details of the Company’s exploration projects:

TABLE OF MAJOR EXPLORATION WORKS IN 2008

	Exploration Wells						Successful		Seismic Data
	Independent		PSC		New Discoveries		Appraisals Wells		2D		3D
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China
Bohai	16	21	–	–	7	–	4	–	–	–	3,789	–
Eastern South China Sea	5	5	3	–	–	1	2	–	7,008	3,119	1,575	1,610
Western South China Sea	17	10	3	1	6	–	5	–	9,503	2,743	2,013	3,585
East China sea	–	–	1	–	–	–	–	–	2,305	–	56	–
Subtotal	38	36	7	1	13	1	11	–	18,816	5,862	7,433	5,195
Overseas	–	–	8	2	–	1	–	1	–	2,374	–	2,938
Total	38	36	15	3	13	2	11	1	18,816	8,236	7,433	8,133

Operations Review

In 2008, the Company continued to strengthen its exploration activities and achieved certain breakthroughs, which mainly include: the successful appraisal of the largest light crude oilfield in offshore China – Jinzhou 25-1; the progress in the exploration of Yellow River Mouth trough, where Bozhong 29-5, Bozhong 35-2 and Kenli 3-2 were discovered; the enhanced explorations in both the shallow and the deep stratums in Laizhou Bay frontier area, where two discoveries, Kenli 10-1 and Kenli 12-2, were made. In addition, breakthroughs in frontier areas in Bozhong, Weixi’nan and Zhusan troughs have also been achieved.

Development and Production
In 2008, the Company encountered significant challenges in its development and production. First, offshore China experienced a large number of typhoons in 2008, 22 of which significantly affected our operations in South China Sea. Secondly, services resources were tight due to the high oil prices during the first three quarters. Several projects of the Company that were scheduled to come on stream in 2008 were delayed. Services shortage and high oil prices have caused the delay of some projects of other companies. For instance, some of the Company’s leased ships were tied-up and unable to arrive at the operational sites. As a result, Ledong 22-1/15-1 and Huizhou 25-3’s development were delayed.

Despite of these difficulties, the Company reached its annual production target by taking certain effective measures. The Company’s net production in 2008 reached 194.2 million BOE, representing a strong growth of 14.3%.

The Company’s achievements in development and production in 2008 primarily include: maintaining a high production time efficiency of exceeding 95% in producing fields, achieving a production increase in certain producing fields by adopting new oil production techniques and measures after research and on-site test; bringing Penglai 19-3 phase II platform B, Xijiang 23-1 and Wenchang oilfields on stream and sustaining the production growth through improved examination and delivery procedures for new oilfields, and maintaining production capacity of mature fields at high level through infill wells and enhancing water injection efficiency.

The Company’s net proved reserves, net production and acreage of major exploration areas as of 31 December 2008 are set out in the table below.

	2008 Net Production			Net Proved Reserves as of 31 December 2008
	Subtotal (BOE/day)	Oil (Bbls/day)	Gas (Mmcf/day)	Subtotal (Mmboe)	Oil (Mmbbls)	Gas (bcf)	Major Exploration Acreage (Km2)
Offshore China
Bohai Bay	230,896	218,478	74.5	1,065	934	789.2	42,973
Western South China Sea	106,764	56,761	284.7	614	246	2,211.7	73,388
Eastern South China Sea	127,490	122,813	28.1	348	202	873.3	55,424
East China Sea	1,225	85	6.8	75	18	342.2	85,413
Subtotal	466,375	398,137	394.1	2,102	1,400	4,216.4	257,198
Overseas
Asia	42,632	19,262	140.2	198	65	799.9	132,190
Oceania	21,721	4,669	86.8	126	25	607.0	54,884
Africa	–	–	–	89	89	–	4,380
Subtotal	64,353	23,931	227.0	413	179	1,406.9	191,454
Total	530,728	422,068	621.1	2,515	1,578	5,623.3	448,652

Operations Review

OFFSHORE CHINA

Bohai Bay
Bohai Bay is the Company’s most important oil and gas producing area. As of the end of 2008, approximately 42.3% of reserves and 43.5% of production of the Company were located in Bohai Bay. The operating area in Bohai Bay is mainly shallow waters with depths ranging from 10 to 30 meters.

With its rich oil and gas resources, Bohai Bay has been the Company’s core area for exploration and development. In recent years, the Company has achieved a number of commercial discoveries in Bohai Bay and it is expected to remain the Company’s primary area of exploration in the future. In 2008, the Company independently drilled in this area 16 wildcats, 7 of which were successful, namely Kenli 10-1, Kenli 3-2, Qinhuangdao 35-2, Bozhong 29-5, Bozhong 29-4 South, Jinzhou 32-4 and Bozhong 35-2. 21 independent appraisal wells were drilled, 15 of which were successful, and oil and gas fields such as Kenli 3-2, Jinzhou 25-1, Bozhong 29-5 and Qinhuangdao 35-2 were appraised.

In 2008, the Company drilled 10 appraisal wells in the Jinzhou 25-1 structure and made positive results. A number of wells were rated as highly productive after test, of which JZ25-1-10D recorded a daily crude oil production of over 6,000 barrels and remarked it as one more “one thousand cubic meters well”. With large reserves, light gravity oil, high production capacity and concentrated oil layers, this is expected to become the largest light oil field in offshore China. The successful appraisal of Jinzhou 25-1 demonstrated that the Liaodong Bay area has significant exploration potential and is expected to become another core exploration area for the Company.

Furthermore, the Company has achieved positive results in the exploration of the Yellow River Mouth trough, with the discovery of Kenli 3-2. Exploration in the new areas of Laizhou Bay also led to the discovery of Kenli 10-1. Qinhuangdao 35-2 became the first discovery in Bozhong trough in the near 10 years.

In 2008, the Company also achieved positive development and production results in Bohai Bay: despite of the tight services, Penglai 19-3 Phase II Platform B commenced production ahead of schedule through enhanced organization and arrangement, which provide further support for the Company’s production growth.

Since heavy oil accounts for the majority in Bohai Bay, the Company actively conducted in-depth researches on new techniques for oil extraction and on-site implementation work apart from adopting regular measures to increase production. These measures were able to maintain stable production in mature oilfields.

Western South China Sea
The Western South China Sea is the Company’s most important natural gas producing area. Typical water depths of the Company’s operating area in this region range from 40 to 120 meters. The crude oil produced is of medium to light gravity.

In 2008, the Company independently drilled in this area 17 wildcats, 6 of which were successful, namely Weizhou 6-8 North, Weizhou 11-1 East, Wenchang 19-1 North, Wenchang 13-6 North, Wenchang 13-6 South and Ledong 22-1 South. Of these, Wenchang 19-1 North was discovered under the producing oilfield and is expected to help expand the scope of exploration scale in the area. 10 independent appraisal wells were drilled, 8 of which were successful. Weizhou 11-2 and Weizhou 6-8 North were successfully appraised. In 2008, the Company’s partners drilled in this area 3 wildcats and 1 appraisal well.

In 2008, in view of the tight service resources, the Company took active steps to facilitate production activities for the Wenchang oilfields through equipment leasing arrangement. As a result, the Wenchang oilfield group commenced production ahead of schedule. With expected peak production capacity of 45,000 barrels per day, Wenchang oilfields is expected to become an important source of production growth for the Company in 2009 and beyond.

In addition to regular maintenance, the Company took additional measures based on geological conditions to achieve the production volume that exceeded expectations.

In 2009, the Ledong 22-1/15-1 Project in Western South China Sea, a relatively large natural gas project, is expected to commence production. The Company believes that this project will promote its natural gas production growth in this area.

Operations Review

Eastern South China Sea
The Eastern South China Sea is one of the Company’s most important crude oil producing regions. The typical depths of the Company’s operating area in this region range from 100 to 300 meters. The crude oil produced is of medium to light gravity.

In 2008, the Company independently drilled in this area 5 wildcats, and 5 appraisal wells. 3 appraisal wells were successful Liuhua 4-1 Oilfield and Panyu 35-2 Oilfield were successfully appraised. Of these, proved reserves of Liuhua 4-1 increased significantly upon appraisal. In 2008, the Company’s partners drilled in this area 3 wildcats, 1 of which was successful.

In 2008, by rearranging operating resources and proactively formulating production plans, Xijiang 23-1 Oilfield commenced production successfully. Subsequently, the Company drilled intill wells pursuant to geological reserve circumstances and increased its production capacity. The Company holds 100% interests in the oilfield, which has a peak production of approximately 40,000 barrels per day.

In addition, based on weather conditions and operation resource circumstances, the Company conducted in-depth research and revised Liuhua 11-1 and other major projects’ maintainance plans, which reduced the closure time and increased the production volumes.

In 2009, Panyu 30-1 gas field in the region is expected to come on stream and contribute to the Company’s natural gas production. The Company plans to continue to focus its exploration in oil rich areas such as Huizhou area in order to increase its oil reserves.

East China Sea
The East China Sea is the least explored area of the Company’s four principal areas offshore China. Typical water depths of the Company’s operating area in this region are approximately 90 meters, and the crude oil produced is of light gravity.

In 2008, to ensure stable gas supply to downstream customers and increase production on a timely basis, the Company adopted new production enhancement measures in the region. As a result, oil and gas production of this area exceeded the Company’s expectations at the beginning of 2008.

OVERSEAS

Asia
Due to its significant interests in Indonesia, Asia is the Company’s major overseas producing region for both crude oil and natural gas.

Indonesia
In 2002, the Company acquired a portfolio of interests in Indonesia. Such interests included the South East Sumatra Production Sharing Contract, the Offshore North West Java Production Sharing Contract, the West Madura Production Sharing Contract and the BLORA Production Sharing Contract. Among these interests, South East Sumatra is operated and 56.54% owned by the Company. In addition, the Company relinquished from BLORA Production Sharing Contract.

The Company also owns approximately a 13.90% interest in the Tangguh LNG Project. Located in West Papua, Indonesia, the project includes three major areas, including Berau, Muturi and Wiriagar. The project is operated by BP and expected to begin production in 2009. This is expected to be the Company’s second overseas producing LNG project after North West Shelf Project in Australia, and to further enhance its overseas natural gas production growth. The partners of the project have entered into natural gas purchase and sales contracts with various customers, including supplying gas to China Fujian Natural Gas Terminal.

In addition, the Company also holds partial interests in the Malacca Strait and Batanghari Production Sharing Contracts.

In 2008, the Company drilled 3 wildcats in Indonesia, 1 of which was successful, namely MILA-3

Although oil and gas producing areas in Indonesia are mainly mature oilfields, the Company has maintained steady production in South East Sumatra, at a level higher than our target through enhanced surveillance management over major wells and implementation of production enhancement measures.

Operations Review

Other Asian Regions
Currently, the Company owns interests in five production sharing contracts in Myanmar and acts as the operator. These blocks are still in the exploration stage.

Oceania
Currently, the Company’s oil and gas resources in Oceania are all located in Australia.

Australia
In 2003, the Company acquired a 5.3% interest in Australia’s North West Shelf Project. The partners of the project have signed agreement to supply gas to China Guangdong Dapeng LNG Terminal. The project started commercial production in 2006.

In addition, the Company owns interests in one exploration block in Australia.

Africa
Africa holds the Company’s largest overseas net proved reserves. The Company’s interests in Africa are primarily located in Nigeria.

Nigeria
In April 2006, the Company acquired a 45% interest in the offshore oil mining lease “OML 130” in Nigeria. OML 130 is located in deep water, mainly comprising four oilfields, namely AKPO, EGINA, South EGINA and PROWEI. AKPO commenced production in March 2009 and is expected to be the main driving force of the Company’s overseas production growth in 2009.

Other Areas in Africa
Outside of Nigeria, the Company owns interests in several blocks in Kenya and Equatorial Guinea. These projects are still at the exploration stage.

SALES AND MARKETING

Sales of Crude Oil
The Company sells crude oil produced offshore China to the PRC market through the Company’s wholly owned PRC subsidiary, CNOOC China Limited. The Company’s crude oil produced overseas is sold to the international market through its wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd.

The price of crude oil is determined based on the prices for crude oil of similar quality in the international market, with certain premium or discount depending on the supply and demand. Although prices are quoted in the U.S. dollars, customers in China pay in Renminbi. The Company currently markets three types of crude oil in China: Light Crude, Medium Crude and Heavy Crude. Refineries and chemical factories of CNOOC, Sinopec and PetroChina are the Company’s major customers in China.

In the first half of 2008, along with the increase in international oil prices, the Company’s realised prices also increased significantly. However, in the second half of the year, the oil market was affected by the deteriorating global economy. International oil prices decreased significantly in the fourth quarter to as low as less than US$40 per barrel, which had a significant negative impact on the prices of crude oil the Company sold. In 2008, the Company achieved an average realised oil price of US$89.39 per barrel, representing an increase of 34.9% year over year.

Sales of Natural Gas
At present, the prices of the Company’s natural gas are determined by negotiations between the Company and its customers. In recent years, volatile oil prices have caused more fluctuation in gas prices. Factors that may have impacts on gas prices, such as prices of oil, coal and other alternative energy, as well as price indices, have been considered within the pricing formula. Generally, the natural gas sales agreements are long-term contracts.

The Company’s major clients for natural gas are mainly located in Guangdong, Hainan, Zhejiang and Hong Kong, including Castle Peak Power Company Limited, CNOOC Kingboard Chemical Limited and China BlueChemical Ltd.

Operations Review

SCIENCE AND TECHNOLOGY DEVELOPMENT

In 2008, the Company continued to focus its scientific research on exploration and development. Certain research results were applied in daily operations and yielded positive results. One of our technologies won second prize of the National Science and Technology Progress Award in 2008.

(1)	Major Projects
The Company has been improving its selection and planning of technological research projects. The Company established major projects to cover new areas of technological exploration, including new technologies in enhanced offshore oil recovery, offshore marginal field development, deep water oilfield development, heavy oilfield development and overseas exploration and development.

In addition, the Company has undertaken a few National Scientific Research projects, such as the 2008 project for “Key Technologies and Facilities for Deep Water Exploration and Development in South China Sea.” Research for these projects went smoothly in 2008.

(2)	Critical Technological Research
In 2008, a number of technological research findings led to positive results in the Company’s operations. Exploration guided by recent research on the formation of rich oil and gas areas in Bohai Bay achieved success in several new areas. The Company enhanced its research in developing exploration technologies for small-scale oil and gas fields, and provided a solid technological base of support for the Company’s oil and gas reserves growth in 2008. Additional new research developments include recovery technologies of polymers in Bohai Bay, which improved production performance in Suizhong 36-1 and other oilfields. The Weixinan oilfield electricity network, a large-scale, long distance offshore oil platforms electricity network, has been operated for the first time in China, providing a new means to enable safe production, energy conservation, discharge reduction, cost reduction and efficiency enhancement.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

The Company recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and fits the actual needs of the Company.

The Company established an Investment and Risk Management Committee, which is responsible for making investment decisions and risk management. All material

Operations Review

decisions are required to be approved by at least two-thirds of the members of the committee. The Company cannot invest in any projects which have been rejected by the committee. As such, decision making risks can be minimized institutionally.

In addition, the Investment and Risk Management Committee is responsible for, based on the Company’s strategies, setting the objectives of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

In 2002, the US Congress promulgated the “Sarbanes- Oxley-Act” in order to safeguard the interest of investors and enhance the accuracy and effectiveness of financial reporting and financial information disclosure. In 2004, the Stock Exchange of Hong Kong issued the “Code on Corporate Governance Practices”, which imposed a stricter regulatory requirement on corporate governance and internal control. The Company’s management believes such provisions not only represent regulatory requirements imposed by the markets, but also assist the Company in improving its management and creating shareholders’ value. These requirements will stimulate the Company’s management to pay more attention to its high-risk areas, ensuring that all critical risks at different levels and entities can be addressed and controlled.

The Company introduced the internal control framework developed by COSO of the US to establish control system and mechanism of internal control on financial, operational and compliance aspects. The Company’s internal control system is continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure.

In 2007, the Company officially adopted the comprehensive risk control framework developed by COSO to ensure that various risk factors are monitored and under control.

Meanwhile, the Company understands that internal control is an area which demands continuous improvement. In 2008, the Company continued to optimize its risks control system and safeguard the Company’s stable growth under the financial crisis. The Company organized several training sessions regarding risk management under global financial crisis. As a Hong Kong and US listed company, the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to ensure a healthier development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (HSE)

The Company promotes the concepts and culture of HSE among its staff. The Company has established a comprehensive management system to facilitate its fulfillment of social obligations, improve staff’s awareness of HSE protection during operations and strengthen their risk management skills. The Company has also adopted HSE management standards for its contractors.

In 2008, the Company continued to reinforce and develop its HSE system. The Company undertook environmental protection audit, employee health improvement initiatives, and HSE management training for onsite workers and contractors. In addition, the Company introduced a set of safety compliance standards to enhance the awareness of work safety, environmental protection and strengthen crisis management skills of its staff.

In 2008, there was no death cases recorded. There was also no liability claims for losses of over RMB1 million. The Company’s OSHA (Occupational safety and health adiministration, USA) Statistics continued to exceed the industry average. Given such continuous improvement in performance, the Company’s HSE objectives for the year were successfully accomplished.

In 2008, the Company published its amended Crisis Management Plan. Through multi-level emergency drills and cooperation with contractors and local governments, the Company has enhanced its emergency handling capability.

In 2008, the Company continued to cooperate with China Offshore Environmental Service Ltd to prevent oil spills. Oil Spill Response Bases have been established in Tangguh, Suizhong, Huizhou, Longkou, Zhuhai, Shenzhen and Weizhou Island. Such initiatives further strengthened the Company’s capability in handling oil spill emergencies.

In 2008, the Company issued its Regulations on Underwater Pipelines Management, which lists detailed requirements on safe production of underwater pipelines. This is expected to decrease the number of accidents.

In 2008, the Company continued to focus on safe production practices by its contractors, by hiring professional assessors to conduct management audits and safety checks on helicopter contractors and diving operations contractors. The contractors were required to rectify all problems identified.

Operations Review

In 2008, the Company provided a number of HSE training sessions following its annual safety training plan. Through issuing safety warnings and releasing environmental protection information to the staff regularly, the Company improved their awareness of HSE.

Scope	Gross Man-hours	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workdays Cases	Rate of Lost Workdays Cases	Number of Days Away & Working Shifts	Rate of Lost Workdays & Restricted Days	Death Cases

Company staff	11,579,635	2	0.03	2	0.03	75	1.30	0

Staff of the Company
and direct contractors	64,360,012	52	0.16	13	0.04	497	1.54	0

CORPORATE CITIZEN

The Company has made great efforts to provide clean and reliable energy to the community. At the same time, social responsibility is another top priority. The Company is not only required to enhance its core competitiveness, achieve sustainable development, and create value for the shareholders, but also to pay close attention to the stakeholders, so as to accomplish harmonious development of the Company and the community, and between humanity and nature. The Company’s social responsibilities cover a variety of areas of corporate life, including primarily:

1.	Promoting proactively energy conservation and emission reduction. Creating harmony among the staff, the Company, natural environment and social environment;

2.	Participating actively in poverty and disasters relief work, education charities, etc to improve living standards and the environment of the public citizens;

3.	Participating in the construction of infrastructure facilities, creating a harmonious atmosphere with mutual benefits between the Company and the community.

In 2008, the Company actively participated in all sorts of social causes to offer a helping hand to disaster victims, as well as poor and students in need to fullfill its social obligations.

In May 2008, a large earthquake took place in Sichuan, China, causing substantial losses in lives and property. The staff of the Company all felt the pain and took action promptly and made a donation of over RMB5 million to the disaster area in Sichuan. The Company also sent helicopters which are used for offshore operations to the disaster area to assist with rescue work and helped to alleviate losses arising from the earthquake. Furthermore, the Company actively supports its parent company’s plan to save RMB100 million a year, making a total donation of RMB500 million to the disaster area in five years’ time. In September 2008, upon approval of the Board, the Company provided an assistance fund of RMB60 million to the disaster area for rescue work and reconstruction. In the coming five years, the Company will continue to support the construction of the earthquake region through donations with the help of cost saving and efficiency enhancement.

The Company continued to support the development of Nima County, Tibet. In May 2008, Shenzhen Branch of CNOOC China Limited joined hands with five foreign partners to donate RMB1.95 million and US$10,000 to Hope Primary School of Shenya Village of Nima County of Tibet. In Hong Kong, the Company continued to cooperate with The Chinese University of Hong Kong in denoting a HK$3 million to its scholarship fund. In September 2008, the Company sponsored HK$1 million for the Season Opening Concert of Hong Kong Philharmonic Orchestra 2008/2009.

Operations Review

In addition, as a global citizen, the Company also carries out its social responsibility overseas. In May, after Myanmar was devastated by Typhoon Nargis, the Company promptly donated US$100,000 to the Myanmar government for rescue and assistance and reconstruction of the disaster area. In August, the Company gave out Fuwa dolls, sports equipment, and study aids worth US$170,000 to children in Kenya, Equatorial Guinea and Indonesia. Throughout the year, the Company took part in local community development programs through CNOOC Southeast Asia Limited and donated nearly US$120,000 to various programs.

HUMAN RESOURCES

Responding actively to financial crisis by taking a prudent approach in the preparation of the Company’s remuneration budget
In 2008, in light of the global financial crisis, the Company took a more prudent approach in preparing the annual remuneration budget. New staff would only be considered for urgent production needs and remuneration will be maintained within a reasonable standard so as to relieve the cost pressure from volatile oil prices.

To further improve and regulate the remuneration system for a better allocation of internal resources, a review of the remuneration structure involving overseas staff was implemented based on Company’s adjustment of the remuneration of its internal staff.

Protecting of employees’ legal rights in accordance with Labour Contract Law of the PRC
During the year, the Company changed the employment contracts for all employees in accordance with the newly implemented Labor Contract Law of the PRC. The Company has reviewed and renewed its existing personnel policies.

Attracting talent by strengthening the “CNOOC” brand
The Company stepped up efforts in academic-enterprise cooperation by nurturing current university students so as to enhance the popularity of the “CNOOC” brand. Meanwhile, more effective assessment methods were introduced on the basis of a good talent assessment model, ensuring that new recruits are meeting the demand for rapid development of the Company.

Establishing of an efficient delegation system based on scientific evaluation
In 2008, the Company continued to follow the principle of “centralized control and graded management” to manage its internal postings. As a result, the overall management of human resources remained with the Company’s headquarters, while needs for staff for business development purposes were also met. Meanwhile, the Company conducted a systematic study of its organization, with the introduction of the concept of normal distribution. All departments and branches were evaluated to rationalize their human resources structures.

Building corporate strength model as a solid foundation for core competitiveness
The Company continued to build corporate strength model in accordance with the overall development strategies of the Company. The corporate strength model lays a solid foundation for enhancing the competitive edges of the Company. In 2008, the Company systematically built an overall model of corporate strength, which included the corporate core strength model, professional technical model and other models for exploration supervisor, project managers and on-site personnel. The Company continued to enhance its training system on this basis, and keep on nurturing and developing its staff in a methodolical and purposive manner, so as to achieve a win-win situation for the Company and its staff.

In addition, the Company established an international talent database and adopted a number of approaches, including off-job and online training, to conduct training for international talent in a systematic manner, so as to guarantee a solid source of talents for overseas development.

Corporate Governance Report

Eliminating Risks Through
Management

Utilizing Talents for a Better Future

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2008, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner, so as to protect the interests of all shareholders.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer’s affairs. Directors should take decisions objectively in the interests of the issuer.”

•	The Board consisted of twelve members, including four Executive Directors, three Non-executive Directors and five Independent Non- executive Directors, as of 31 December 2008.

•
The list of Directors, their respective biographies, and their respective roles in the Board Committees are set out on pages 31 to 33 and 120 respectively. The relevant information is also disclosed on the Company’s website.

•
The Board and Committee members of the Company are dedicated, professional and accountable. In addition, with internationally recognized figures serving on the international advisory board, the Company’s corporate governance standards are further enhanced.

•
Board meetings have been held 5 times during last year. In addition to the Board meetings, the members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

Attendance at full Board meetings in 2008:

No. of Meetings attended
(5 meetings in total)

Executive Directors
Fu Chengyu (Chairman)	5/5
Zhou Shouwei (Note 1)	5/5
Wu Guangqi (Note 2)	4/5
Yang Hua	5/5

Non-executive Directors
Luo Han (Note 3)	5/5
Cao Xinghe (Note 4)	4/5
Wu Zhenfang	5/5

Independent Non-executive Directors
Edgar W. K. Cheng	5/5
Chiu Sung Hong	5/5
Evert Henkes (Note 5)	2/2
Lawrence J. Lau	5/5
Tse Hau Yin, Aloysius	5/5
Wang Tao (Note 6)	2/3

Note 1:	Mr. Zhou Shouwei was re-designated to Non-executive Director with effect from 31 March 2009.

Note 2:	Mr. Wu Guangqi appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 28 November 2008 and to vote on his behalf.

Note 3:	Mr. Luo Han retired as a Non-executive Director of the Company with effect from 31 March 2009.

Note 4:	Mr. Cao Xinghe appointed Mr. Zhou Shouwei as his alternate to attend the Board meeting held on 27 March 2008 and to vote on his behalf.

Note 5:	Mr. Evert Henkes retired as an Independent Non-executive Director of the Company with effect from 29 May 2008.

Note 6:
Mr. Wang Tao was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008. Mr. Wang Tao appointed Mr. Luo Han as his alternate to attend the Board meeting held on 28 November 2008 and to vote on his behalf.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

Corporate Governance Report

•
Dates of regular Board meetings are scheduled at least 2 months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notice will be given.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

•	Minutes of the meetings of the Board and Board Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable notice by any Director.

•
Minutes of the meetings of the Board and Board Committees recorded in sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Board Committee meetings are sent to all Directors and all Committee members respectively for their comments and records respectively.

•	The Committees of the Board may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such matter has been considered to be material by the Board, the matter shall not be dealt with by way of circulation or by a committee (except an appropriate Board committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be convened for that matter. Independent Non-executive Directors who have no material interest in the transaction shall be present at such Board meeting.

A.2	Chairman and Chief Executive Officer
Principle: “There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer’s business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. The Board comprises of five Independent Non-executive Directors who participate in the decision-making of the Board. Besides, the Audit Committee comprises of solely Independent Non-executive Directors. The Company believes that the high involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
On the other hand, the senior management, under the leadership of the Chief Executive Officer, is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Board and the senior management ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

•
The Company does not separate the roles of the Chairman and the Chief Executive Officer. The Board believes that this structure contributes to a strong and efficient leadership which is beneficial to the development of the Company. It also enables the Company to make and implement decisions promptly and efficiently. On the other hand, the balance of power and authority is ensured by the operations of the Board and the Board Committees. Further explanation on the deviation from the CG Code provision is set out on page 28 of the annual report.

A.3	Board composition
Principle: “The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

Corporate Governance Report

•
As of 31 December 2008, the Board consisted of twelve members: four of them were Executive Directors, three of them were Non-executive Directors and five of them were Independent Non-executive Directors. All Directors were expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of the Directors of the Company.

•
The Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. They are all engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Most of them have over 27 years of experiences in petroleum exploration and operation.

•
The Non-executive Directors of the Company are all individuals with immense experiences in the parent Company’s respective fields of operation. Most of them have over 27 years of experiences in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•	The diverse background of the Board members ensures that they can fully represent the interests of all shareholders of the Company.

•
The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all Independent Non-executive Directors to be independent.

A.4	Appointments, re-election and removal
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Company has established a Nomination Committee which consisted of three Independent Non-executive Directors (Dr. Edgar W. K. Cheng, Professor Lawrence J. Lau and Mr. Wang Tao) and a Non-executive Director (Mr. Luo Han) as of 31 December 2008. A list of the present members of the Nomination Committee is set out under the section headed “Company Information” on page 120 of the annual report.

•
The role of the Nomination Committee is to establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitive position of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re- election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	During the year ended 31 December 2008, the Nomination Committee recommended the following candidates as Directors:

Corporate Governance Report

(a)	Re-appointment of Mr. Fu Chengyu, Mr. Zhou Shouwei and Mr. Yang Hua as Executive Directors and Mr. Lawrence J. Lau as Independent Non-executive Director.

(b)	Appointment of Mr. Wang Tao as a new Independent Non-executive Director.

Attendance of individual members at Nomination Committee meetings in 2008

No. of Meetings attended
Directors	(3 meetings in total)

Luo Han (Chairman) (Note 1)	3/3
Edgar W. K. Cheng	3/3
Lawrence J. Lau	3/3
Wang Tao (Note 2)	1/1

Note 1:	Mr. Luo Han retired as a Non-executive Director of the Company with effect from 31 March 2009. Mr. Zhou Shouwei was appointed as Chairman of the Nomination Committee on the same day.

Note 2:	Mr. Wang Tao was newly appointed as a member of the Nomination Committee with effect from 29 May 2008.

A.5	Responsibilities of Directors
Principle: “Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•
All Directors newly appointed to the Board receive appropriate briefing and training from the Company. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary, to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company and are able to discharge their responsibilities properly.

•
Each Independent Non-executive Director attended all regularly scheduled meetings of the Board and Committees on which such Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings. A number of Executive Directors, together with several Independent Non-executive Directors, attended the annual general meeting and the extraordinary general meeting and answered questions raised by the shareholders.

A.6	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.”

•
The Company’s senior management regularly supplies the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organised presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers were sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose information relating to its directors’ remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors’ remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.”

•
Comprising two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Cao Xinghe), the Remuneration Committee is responsible for reviewing and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list

Corporate Governance Report
    of members of the Remuneration Committee is set out in “Company Information” on page 120 of the annual report.

•	Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2008, are set out on pages 75 to 76 of the annual report.

•
The major responsibilities and authorities of the Remuneration Committee are to make recommendations to the Board on the Company’s policy and structure of the remuneration of all Directors and senior management of the Company, determine the specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee was mindful that levels of remuneration that are sufficient to attract and retain the Directors and senior management were needed to run the Company successfully, but at the same time avoid paying more than is necessary for this purpose. The Directors’ emolument package comprises of the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered when determining the Directors’ remuneration package:

—	Business needs and company development;

—	Responsibilities of the Directors and individual contribution;

—	Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions; and

—	The desirability of performance-based remuneration.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company sought to apply similar principles when determining the remuneration packages for senior management and other general staff, and employees are rewarded on a performance-rated basis as well as other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to note 9 and note 10 to the financial statements on pages 75 to 77 for details of Directors’ remuneration and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee was determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administered the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•
The Remuneration Committee would consult the Chairman and Chief Executive Officer about its proposal relating to the remuneration of Executive Directors and have access to professional advice if necessary.

Attendance of individual members at
Remuneration Committee meetings in 2008

No. of Meetings attended
Directors	(4 meetings in total)

Chiu Sung Hong (Chairman)	4/4
Evert Henkes (Note 1)	2/2
Tse Hau Yin, Aloysius	4/4
Cao Xinghe (Note 2)	3/4

Note 1:	Mr. Evert Henkes retired as an Independent Non-executive Director of the Company with effect from 29 May 2008.

Note 2:	Mr. Cao Xinghe appointed Mr. Chiu Sung Hong as his alternate to attend the Remuneration Committee meeting held on 26 March 2008 and to vote on his behalf.

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•	The Company has established a mechanism for reporting to the Board to ensure that the Board fully understands the operating conditions and

Corporate Governance Report

the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•
Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well- grounded assessments.

•
The Company has established and maintained an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. An Investment and Risk Management Committee has been established and delegated to assess, analyze and identify key business risks of the Company and their impact. Risk management reports are submitted to the Board periodically.

•
In response to Section 404 of the Sarbanes- Oxley Act promulgated by the US Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as Annual Report, Interim Report and announcements made through the Hong Kong Stock Exchange’s website, the Company’s website and newspapers, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged an independent technical consultant firm to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 108 to 112).

C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders’ investment and the issuer’s assets.”

•
Directors of the Company regularly receive reports made by the management of the Company regarding the establishment and evaluation of the Company’s internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•
Based on the Company’s strategies, the Investment and Risk Management Committee of the Company is responsible for setting the objective of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

•
The Audit Committee of the Board is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•
The Company has chosen the internal control framework issued by COSO in the United States of America, established a system and mechanism over financial, operational and compliance controls and conducted an extensive and continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and integrity of all information reported. The Company will

Corporate Governance Report

continue to improve such system to comply with the regulatory requirements and to enhance corporate governance of the Company.

•
The management has evaluated the design and operating effectiveness of the internal control regarding the financial report as of 31 December 2008, and has not discovered any material weakness through the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2008, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Audit Committee, together with senior management and the external auditors, have reviewed the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board has also assessed the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management, so that all key business risks of the Company will be paid sufficient attention and monitoring. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors, with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 120 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems.

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before it is tabled before the Board for approval, discussing with senior management and the external auditors;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditor’s engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company;

Corporate Governance Report

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board the re-appointment of Ernst & Young as external auditors, as well as the proposed auditor’s fees;

—	Reviewed the Company’s audit and non- audit services pre-approval policy to ensure auditor’s independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—
Considered and recommended to the Board for the approval of the change of accounting rules for financial reports of the Company from Hong Kong Financial Reporting Standards (the “HKFRS”) to International Financial Reporting Standards (the “IFRS”). Such recommendation was accepted and approved by the Board on 27 March 2008;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs and made recommendation for improvement; and

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at
Audit Committee meetings in 2008

Independent	No. of Meeting attended
Non-executive Directors	(3 meetings in total)

Tse Hau Yin, Aloysius (Chairman and Financial Expert)	3/3
Chiu Sung Hong	3/3
Lawrence J. Lau	3/3

D.       DELEGATION BY THE BOARD

D.1	Management functions
Principle: “An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.”

•	The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance

Corporate Governance Report

to senior management in order to enhance the long-term value of the Company for its shareholders.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the Chief Executive Officer and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

D.2	Board Committees
Principle: “Board Committees should be formed with specific written terms of reference which deal clearly with the Committees’ authority and duties.”

•	The Company has formed an Audit Committee, a Remuneration Committee and a Nomination Committee of the Board, each Committee with its own specific Charter.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.”

•
The Board recognises the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•
The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors. In 2008, the Company was awarded the“Corporate Governance Awards 2008 – One of the Best Companies in China" by the Asset and was awarded the "Best Managed and Governed Asian Companies 2008 – The Best Oil & Gas Company" by Euromoney.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and theCompany’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The annual general meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

E.2	Voting by Poll
Principle: “The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.”

•
Details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circulars to shareholders despatched by the Company in 2008, as well as on page 39 of the Company's 2007 Annual Report.

•
Pursuant to the amendments to the Listing Rules, all votes of shareholders at the general meeting of the Company must be taken by poll with effect from 1 January 2009. The Joint Company Secretary will ensure that shareholders are familiar with the procedures of voting by poll in all the general meetings of the Company.

Corporate Governance Report

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2008, except for deviations from provisions A.2.1 and A.4.1 only. The following summarises the requirements under the relevant CG Code provisions and the Company’s reasons for such deviations.

Code Provision A.2.1
Under Code Provision A.2.1, the roles of the Chairman and Chief Executive Officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of Chairman of the Board, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from CG Code provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re- election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. Dr. Edgar W. K. Cheng, who was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006, will retire from office and be eligible for re-election at the coming annual general meeting on 27 May 2009. Dr. Cheng has been recommended by the Board and has offered himself for re-election at the coming annual general meeting. Mr. Wang Tao was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008. All the other existing Independent Non-executive Directors of the Company have been retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGE IN COMPANY SECRETARY

Ms. Kang Xin tendered her resignation as the Company Secretary of the Company with effect from 25 November 2008 to pursue further studies overseas. Mr. Xiao Zongwei and Ms. Tsue Sik Yu, May were appointed as the Joint Company Secretaries of the Company with effect from 25 November 2008.

CODE OF ETHICS

The Board adopted a code of ethics (“Code of Ethics”) on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements.

All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissal.

The Company reviewed its Code of Ethics and adopted the revised code of ethics (“New Code of Ethics”) in 2005, as part of its continued efforts to improve its corporate governance standards. The Company has provided all its Directors and senior officers with a copy of the New Code of Ethics and requires them to comply with the New Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the New Code of Ethics.

Corporate Governance Report

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company’s Code of Ethics and New Code of Ethics both incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2008, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditor (“Auditor”) for the financial year ended 31 December 2008. Services provided by the Auditor and fees charged by the Auditor for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditor for the audit of the Company’s annual financial statements or services that are normally provided by the Auditor in connection with statutory and regulatory filings or engagements were RMB14,370,679 (approximately US$1,886,609) for the financial year ended 31 December 2007 and RMB23,423,653 (approximately US$3,364,380) for the financial year ended 31 December 2008.

Audit-related Fees
The aggregate fees billed for assurance and related services by the Auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB1,599,612 (approximately US$210,000) for the financial year ended 31 December 2007 and nil for the financial year ended 31 December 2008. The audit- related services provided by the Auditor in 2007 included assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditor for tax compliance, tax advice and tax planning were RMB266,602 (approximately US$35,000) for the financial year ended 31 December 2007 and RMB1,216,677 (approximately US$174,753) for the financial year ended 31 December 2008.

All Other Fees
The aggregate fees billed for professional service rendered by the Auditor for risk management advisory services, and information systems reviews were RMB1,070,430 (approximately US$140,528) for the financial year ended 31 December 2007 and RMB490,000 (approximately US$70,380) for the financial year ended 31 December 2008.

There are no other fees payable to the Auditor for products and/or services provided by the Auditor, other than the services reported above, for the financial year ended 31 December 2007 and for the financial year ended 31 December 2008.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE- listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/en/Governance_Statement.aspx

Directors and Senior Management

Executive Directors 1 Fu Chengyu (Chairman) 2 Wu Guangqi 3 Yang Hua Non-executive Directors 4 Luo Han 5 Zhou Shouwei 6 Cao Xinghe 7 Wu Zhenfang	Independent Non- executive Directors 8 Edgar W. K. Cheng 9 Chiu Sung Hong 10 Lawrence J. Lau 11 Tse Hau Yin, Aloysius 12 Wang Tao

Directors and Senior Management

EXECUTIVE DIRECTORS

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company in 1982 and served as the Chinese Deputy Chief Representative, the Chief Representative, Secretary to the Management Committees and the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1999, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, the Vice President of Phillips China Inc., the General Manager of the Xijiang Development Project and later the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Fu is the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE- listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 26 years experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as President of the Company with effect from 31 March 2009. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

NON-EXECUTIVE DIRECTORS Luo Han
Born in 1953, Mr. Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of CNOOC Nanhai East Corporation. In 1999, he served as the General Manager of CNOOC China Limited’s Shanghai Branch. From 2000 to 2009, Mr. Luo served as a Vice President of CNOOC. He also served as Chairman of the board of directors of CNOOC and Shell Petrochemical Co., Ltd., the Chairman of the board of directors of Zhonghai Trust Co., Ltd. and CNOOC Finance Corporation Limited, both being subsidiaries of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006. Mr. Luo left the Company on 31 March 2009 and is no longer a director of the Company.

Directors and Senior Management

Zhou Shouwei
Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both being subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March, 2009.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited) as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., a subsidiary of CNOOC, and Chairman of CNOOC and Shell Petrochemical Co. Ltd. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan- Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong and a member of the Education Commission. He is at present Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd and a member of the Board of Directors of the Hong Kong Institute for Monetary Research. He is currently an independent non- executive director of American International Assurance Co. Ltd. and an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Directors and Senior Management

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau
Born in 1944, Professor Lawrence J. Lau is currently Vice-Chancellor (President) of The Chinese University of Hong Kong. Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co- authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference, Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, and as a member of the Task Force on Economic Challenges, the Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Governance Sub-Committee and Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in Hong Kong in July 2007. He also serves on the Board of Directors of the Hong Kong Science and Technology Parks Corporation and as Independent Director of the Far EasTone Telecommunications Co. Ltd. in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his Deputy Doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than fifty years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008

Directors and Senior Management

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu
Born in 1959, Mr. Yuan is the Executive Vice President of the Company. He is responsible for HSE, engineering and drilling and completion well operation. Mr. Yuan is a senior engineer. He graduated from Petroleum University (formerly known as East China Petroleum Institute) with a Bachelor’s degree in drilling engineering. He obtained a Master’s degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively. With over 27 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982. During his tenure at CNOOC, he served as the Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of CNOOC Operational Department, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC China Oilfield Services Limited, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of China Oilfield Services Limited. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC.

Zhu Weilin
Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D degree. Mr. Zhu Studied in Norwegian Institute of Technology during 1986 and 1987. He joined CNOOC in 1982. Prior to 1999, he was responsible for research work at CNOOC Research Centre and served as the Deputy Director and Director of Research, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Vice President, Deputy General Manager and General Manager of Exploration Department of the Company, and General Manager of the Company’s Zhanjiang Branch and Vice President of the Company. Mr. Zhu has extensive experience in exploration research and management in offshore China. He was granted special subsidies from the PRC government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, who is responsible for the Company’s exploration activities.

Chen Bi
Born in 1961, Mr. Chen is the Executive Vice President of the Company and General Manager of Tianjin Branch of the Company. He is responsible for development, production and sales of the Company. Mr. Chen graduated from the Southwest Petroleum University (formerly known as the Southwest Petroleum Institute) and received a Bachelor’s degree in oil production. He received a Master’s degree of Petroleum Engineering from Edinburgh Heriot-Watt University in 1988 and an MBA degree from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982 and has over 27 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development & Production Department of the Company, and General Manager of CNOOC China Limited – Tianjin Branch. In December 2005, Mr. Chen was appointed as the Vice President of the Company and General Manager of Tianjin Branch.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company, the General Manager of Scientific Development Department, and the General Director of CNOOC China Limited Research Center. Mr. Chen is a senior engineer. He received his B.S. degree from Petroleum University of China and holds an MBA degree from Tsinghua University. He has over 25 years of experience in petroleum exploration. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager of the Exploration and Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Vice President and General Manager of Administration Department of the Company.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Qingdao Oceanographic Institute with a Bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as the Deputy Chief Goodgist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company.

Directors and Senior Management

Zhu Mingcai
Born in 1956, Mr. Zhu is a Vice President of the Company and General Manager of CNOOC International Limited (International Affairs Department). He graduated from Southwest Petroleum Institute with Bachelor degree in Engineer and received a MBA degree from Lancaster University in United Kingdom in 1990. Mr. Zhu joined CNOOC in 1985. He served as the Vice President of CNOOC Bohai Corporation, a subsidiary of CNOOC, the General Manager of Tianjin Branch and Shenzhen Branch of CNOOC China Limited.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of the Company and the President of CNOOC Southeast Asia Ltd. and is responsible for the Company’s businesses in Indonesia. He graduated from Zhejiang University with a Bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Deputy General Manager and General Manager of CNOOC China Limited – Shenzhen Branch.

JOINT COMPANY SECRETARIES

Xiao Zongwei
Born in 1965, Mr.Xiao Zongwei is the Joint Company Secretary of the Company. He is a senior engineer, graduated from Daqing Petroleum Institute with a B.S. degree in Petroleum Engineering. Mr. Xiao also studied petroleum engineering in Imperial College in UK from 1987 to 1988. Joined CNOOC in 1984, Mr. Xiao has over 24 years of experience in petroleum exploration, development and production. In the first 10 years of his career, he worked in CNOOC Research Center as an engineer, senior engineer and head of Reservoir Engineering division in Field Development Department. Mr. Xiao then worked mainly in international business of CNOOC, serving as a production manager of CNOOC Jakarta from 1994 to 1998. After coming back to China, he served as a senior engineer and head of West Asia/North Africa division of the Overseas Development Department of CNOOC successively before he started to work in the field of capital market in 2001. He accumulated experience in financial market from the Company’s IPO in 2001 as the head of Investor Relations Group. He became Deputy General Manager of Investor Relations Department in 2001 and General Manager of the Investor Relations Department in 2003. Mr. Xiao was appointed as the Joint Company Secretary of the Company with effect from 25 November 2008.

Tsue Sik Yu, May
Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a Bachelor of Commerce in Accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

On 29 May 2008, Mr. Evert Henkes retired as an Independent Non-executive Director of the Company.

On 25 November 2008, Ms. Kang Xin tendered her resignation as the Company Secretary of the Company and Mr. Xiao Zongwei and Ms. Tsue Sik Yu, May were appointed as the Joint Company Secretaries of the Company.

On 31 March 2009, Mr. Luo Han left the Company and is no longer a director of the Company, and Mr. Zhou Shouwei was re-designated form Executive Director to Non-executive Director of the Company with effect from the same day.

Effective from 31 March 2009, Mr. Yang Hua was appointed as president and CFO of the Company; Mr. Yuan Guangyu and Mr. Chen Bi were appointed as executive vice presidents of the Company; Mr. Liu Jian was no longer an executive vice president of the Company.

Directors and Senior Management

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2008.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries (together with the Company collectively referred to as the “Group”). These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2008 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 27 to the consolidated financial statements on pages 90 to 91 for details of the long term bank loans of the Group for the year ended 31 December 2008.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 15 to the consolidated financial statements on page 82 for net movements in property, plant and equipment of the Group for the year ended 31
December 2008.

RESERVES

The distributable reserves of the Company as at 31 December 2008, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB34,429.8 million.

Please refer to the consolidated statement of changes in equity on pages 51 and note 31 to the consolidated financial statements on pages 96 to 97 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2008.

SUBSIDIARIES, ASSOCIATED AND JOINTLY CONTROLLED COMPANIES

Particulars of the Company’s subsidiaries, associated and jointly controlled companies as at 31 December 2008 are set out in notes 17, 18 and 19 to the consolidated financial statements on pages 85 to 87.

DIVIDENDS

An interim dividend of HK$0.20 per share was declared on 27 August 2008, and paid to the shareholders of the Company on 30 September 2008.

The Board recommended a payment of a final dividend of HK$0.20 per share for the year ended 31 December 2008, payable on 11 June 2009 to all shareholders on the register of members of the Company on 27 May 2009 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 33 to the consolidated financial statements on page 101 for details of the retirement benefits of the Group for the year ended 31 December 2008.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2008 represented approximately 21% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 69% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2008 represented approximately 46% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 75% of the total oil and gas sales of the Group for the year ended 31 December 2008.

For the year ended 31 December 2008, except for the continuing connected transactions with its indirect controlling shareholder China National Offshore Oil Corporation “CNOOC”) and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

Please refer to page 16 to 17 of the annual report for information concerning the donations by the Group during the year.

Report of the Directors

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2008 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) if there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

3.	in accordance with the relevant agreement governing them and on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2008:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB6,296 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB18,608 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB5,124 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB789 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB1,908 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB94,440 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB4,844 million.

(iv)
The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance Corporation Limited (“CNOOC Finance”) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB4,480 million for the period from 14 October 2008 to 31 December 2008. For the period from 1 January 2008 to 13 October 2008, the maximum daily outstanding balance did not exceed 0.1% of the relevant percentage ratios under the Listing Rules.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the caps disclosed in previous announcements.

Please also refer to note 32 to the consolidated financial statements on pages 98 to 101 for a summary of the related party transactions which include the Group’s continuing connected transactions.

The Company entered into four comprehensive framework agreements on 8 November 2007 with each of CNOOC, China Oilfield Services Limited, China BlueChemical Ltd. and Offshore Oil Engineering Co., Ltd. respectively for the provision of a range

Report of the Directors

of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The Company also entered into a financial services framework agreement with CNOOC Finance on 14 October 2008 for the provision of a range of financial services by CNOOC Finance to the Group. The financial services framework agreement is effective from 14 October 2008 (being the date on which the Company made an announcement on such continuing connected transactions) to 31 December 2010.The continuing connected transactions under the four comprehensive framework agreements and the relevant annual caps for the three years from 1 January 2008 were approved by the independent shareholders of the Company on 6 December 2007 and are set out below. Details of the continuing connected transactions under the financial services framework agreement which are exempted from independent shareholders’ approval requirements, but subject to the reporting and announcement requirements are also set out below.

Categories of continuing
connected transactions                                                                                 Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services	For the three years ending 31 December 2010, RMB6,296 million, RMB7,555 million and RMB9,066 million, respectively

(b)	Provision of oil and gas field development and support services	For the three years ending 31 December 2010, RMB18,608 million, RMB22,879 million and RMB26,759 million, respectively

(c)	Provision of oil and gas field production and support services	For the three years ending 31 December 2010, RMB5,124 million, RMB6,147 million and RMB7,253 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ending 31 December 2010, RMB789 million, RMB854 million and RMB967 million, respectively

(e)	FPSO vessel leases	For the three years ending 31 December 2010, RMB1,908 million, RMB3,182 million and RMB3,250 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates		For the three years ending 31 December 2010, RMB100 million, RMB100 million and RMB100 million, respectively
Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the three years ending 31 December 2010, RMB94,440 million, RMB156,692 million and RMB181,782 million, respectively
(b)	Long term sales of natural gas and liquefied natural gas	For the three years ending 31 December 2010, RMB4,844 million, RMB7,118 million and RMB8,763 million, respectively
Depositary services provided by CNOOC Finance to the Group

The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB4,480 million for the period from 14 October 2008 to 31 December 2010.

Report of the Directors

SHARE CAPITAL

Please refer to note 30 to the financial statements on page 93 for details of movements in the Company’s share capital for the year ended 31 December 2008.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.         Pre-Global Offering Share Option Scheme;
2.         2001 Share Option Scheme;
3.         2002 Share Option Scheme; and
4.         2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 30 to the financial statements on pages 93 to 95 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2008.

During the year ended 31 December 2008, the movements in the options granted under all of the above share option schemes were as follows:

										Price of the	Weighted average
										Company’s	price of the
	Number of share options									shares	Company’s shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	At 31			price	before the	before the	At exercise
Name of category of grantee	At 1 January 2008	during the year	during the year	during the year	during the year	December 2008	Date of grant of share options	Exercise period of share options*	of share options	grant date of options	exercise date	date of options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share
Executive Directors
Fu Chengyu	1,750,000	—	—	—	—	1,750,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	3,500,000	—	—	—	—	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	3,850,000	—	—	—	—	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	4,041,000	—	—	—	—	4,041,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	4,041,000	—	—	—	4,041,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
Zhou Shouwei	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	2,450,000	—	—	—	—	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	2,700,000	—	—	—	—	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	2,835,000	—	—	—	—	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	2,835,000	—	—	—	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
Wu Guangqi	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	1,857,000	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
Yang Hua	1,150,000	—	—	—	—	1,150,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	1,857,000	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—

	Number of share options									Price of the Company’s shares	Weighted average price of the Company’s shares
Name of category of grantee	At 1 January 2008	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2008	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Imme- diately before the grant date of options HK$ per share	Imme- diately before the exercise date HK$ per share	At exercise date of options HK$ per share
Non-executive Directors
Luo Han	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	1,857,000	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
Cao Xinghe	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	1,857,000	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
Wu Zhenfang	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	1,857,000	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
Independent Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
Evert Henkes***	1,150,000	—	(1,150,000)	—	—	—	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	10.56	10.22
Other Employees
In aggregate	6,250,000	—	—	(1,400,000)	—	4,850,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	16, 200,000	—	—	(3,700,000)	—	12,500,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	18, 883,300	—	—	(2,183,334)	—	16,699,966	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	26,533,267	—	—	(950,000)	—	25,583,267	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	40, 563,333	—	—	(303,333)	—	40,260,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	56,913,333	—	(333,333)	(1,660,000)	—	54,920,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	11.2	10.78
	68,961,000	—	—	(3,124,000)	—	65,837,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	—	71,982,000	—	(1,050,000)	—	70,932,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—

Total	303,795,233	88,143,000	(1,483,333)	(14,370,667)	—	376,084,233

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 per cent of the share options granted are vested 18 months after the date of grant, the remaining 50 per cent are vested 30 months after the date of grant.
***
Mr. Evert Henkes retired as an Independent Non-executive Director with effect from 29 May 2008. Mr. Evert Henkes exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company and the allotment was completed on 22 August 2008. After that, Mr. Evert Henkes does not hold any share options of the Company.

Report of the Directors

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2008.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2008, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance (“SFO”):
	Ordinary Shares Held	Percentage of Total Issued Shares
(i) CNOOC (BVI) Limited (“CNOOC (BVI)”)	28,772,727,268	64.41%
(ii) Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.41%
(iii) CNOOC	28,772,727,273	64.41%

Note: CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is in turn a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2008, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 31 to 35 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report as at 31 December 2008, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company’s directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No re-electing Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2008 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 9 and 10 to the financial statements on pages 75 to 77 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2008, the Company was not involved in any material litigation or arbitration and no material litigation or claims were pending or threatened or made against the Company so far as the Company is aware.

Report of the Directors

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to high standards of corporate governance through the establishment of an efficient framework of policies, procedures and systems. Except for deviations from the CG Code provisions A.2.1 and A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2008.

Please refer to the Corporate Governance Report on pages 19 to 29 for details.

AUDITORS

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2008 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 27 May 2009.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

VOTING BY POLL

Pursuant to new Rule 13.39(4) of the Listing Rules, all votes of shareholders at the general meeting of the Company will be taken by poll with effect from 1 January 2009. The Company has voluntarily taken the approach for all votes to be taken by poll in the 2008 annual general meeting, being the only shareholders’ meeting of the Company in 2008.

By Order of the Board
Fu Chengyu Chairman

Hong Kong, 31 March 2009

Management Discussion and Analysis

BUSINESS REVIEW AND PROSPECTS
In 2008, the Company experienced its most complicated and variable business environment since its listing. However, the Company was able to maintain sound and rapid development across its operations.

During the first half of 2008, although the financial crisis triggered by U.S. sub-prime loans had begun to spread and its impact on the real economy was being felt, the oil price continued its rise, reaching a record high of US$147 per barrel, driven by a number of factors, including speculation. Subsequently, as the financial turmoil has developed into a worldwide economic crisis and various international organizations and major investment banks trimmed their forecast for world economic growth and energy demand, oil prices fell sharply and eventually reached the level of around US$40 per barrel.

The wild fluctuation of oil prices created difficulties for the Company’s operations. When oil prices stayed at a high level in the first half of the year, production costs also remained high, with servicing resources such as rigs and marine vessels under tight supply. As a result, a number of the Company’s scheduled projects have to be delayed. The production rollout of some major projects such as Panyu 30-1 was thus postponed, which has had a significant impact on the Company’s production. In the second half of the year, revenue was negatively impacted by the fall in oil prices. Currently, international oil prices remain at low level, which is expected to have a material effect on the Company’s profitability in 2009.

In addition to changes in oil prices, frequent typhoons also interrupted the Company’s production. The typhoons the Company experienced in 2008 were the most damaging to its production in recent years, and the loss of output was also the most significant in recent years.

In such a complicated and rapidly changing environment, the Company still succeeded in its strategic development, focusing on reserve and production growth, strict cost control and maintaining prudent financial policies. Leveraging on its sound governance structure and risk management system, the Company is able to weather the impact of the global economic crisis, and has maintained a strong balance sheet and preserved competitive advantages over its peers.

For the year ended 31 December 2008, the Company’s total revenue amounted to RMB 125,977.4 million (US$ 18,139.6 million, at an applicable exchange rate for 2008 and 2007 of 6.9449 and 7.6289 respectively), representing an increase of 38.9% over last year. The Company’s net profit was RMB 44,375.3 million (US$ 6,389.6 million), representing an increase of 42.0% over last year. The increase in profit was mainly due to rapid growth in production volume and higher realised oil prices.

For the year ended 31 December 2008, the Company’s basic and diluted earnings per share were both RMB 0.99.

With a healthy balance sheet and strong cash reserves and cash flow, the Company will further increase capital expenditures on exploration and development in 2009 to increase its reserve and production volume. In respect of exploration activities, the Company will collect more seismic data and drill more wells. 10 new projects will commence production in 2009, including OML 130 project in Nigeria and Tangguh LNG Project in Indonesia. Meanwhile, there are more than 20 projects under development.

FINANCIAL RESULTS Consolidated net profit

Our consolidated net profit increased 42.0% to RMB44,375.3 million (US$6,389.6 million) in 2008 from RMB31,258.3 million in 2007.

Revenue
Our oil and gas sales increased 38.1% to RMB100,831.3 million (US$14,518.8 million) in 2008 from RMB 73,036.9 million in 2007, primarily as a result of both higher average realised oil prices and increases in volume produced and sold in 2008. The average realised price for our crude oil increased US$23.13 per barrel, or 34.9%, to US$89.39 per barrel in 2008 from US$66.26 per barrel in 2007. We sold 152.7 million barrels of crude oil in 2008, representing an increase of 13.4% from 134.6 million barrels in 2007. The average realised price for our natural gas increased US$0.53 per thousand cubic feet, or 16.1%, to US$3.83 per thousand cubic feet in 2008 from US$3.30 per thousand cubic feet in 2007. Sales volume of our natural gas increased 14.7% to 39.8 million BOE in 2008 from 34.7 million BOE in 2007.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 7.3% to RMB291.7 million (US$42.0 million) from RMB314.7 million in 2007. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, decreased from 1.8% in 2007 to 1.3% in 2008, due to fast increasing crude oil purchase costs and relatively constant level of trading profit per barrel.

Management Discussion and Analysis

Operating expenses
Our operating expenses increased 24.3% to RMB9,990.4 million (US$1,438.5 million) in 2008 from RMB 8,039.6 million in 2007. Operating expenses per BOE increased 8.7% to RMB51.4 (US$7.41) per BOE in 2008 from RMB47.3 (US$6.20) per BOE in 2007. Operating expenses per BOE offshore China increased 15.8% to RMB44.7 (US$6.43) per BOE in 2008 from RMB38.6 (US$5.05) per BOE in 2007, primarily as a result of more maintenance, higher service fees and higher raw material prices. Operating expenses per BOE overseas decreased 4.2% to RMB100.3 (US$14.44) per BOE in 2008 from RMB104.7 (US$13.72) per BOE in 2007, primarily as a result of the appreciation of Renminbi against U.S. dollar.

Production taxes
Our production taxes increased 39.8% to RMB4,889.3 million (US$704.0 million) in 2008 from RMB3,497.4 million in 2007, primarily as a result of both higher average realised oil prices and increases in volume produced and sold in 2008.

Exploration costs
Our exploration costs decreased 0.7% to RMB3,409.5 million (US$490.9 million) in 2008 from RMB3,432.4 million in 2007. In 2008, we continued to enhance our exploration activities and due to improved drilling efficiencies, our exploration expenditure in 2008 did not change significantly from that in 2007.

Depreciation, depletion and amortisation
Our depreciation, depletion and amortisation other than dismantlement expenditures increased 27.2% to RMB9,380.5 million (US$1,350.7 million) in 2008 from RMB7,374.5 million in 2007. Our average depreciation, depletion and amortisation per barrel increased 11.3% to RMB48.3 (US$6.95) per BOE in 2008 from RMB43.4 (US$5.69) per BOE in 2007, primarily as a result of the commencement of production of oil and gas fields in 2007 and 2008.

The depreciation, depletion and amortisation related to our dismantlement provisions, increased 20.6% to RMB677.2 million (US$97.5 million) in 2008 from RMB561.7 million in 2007. Apart from the commencement of production in the relevant oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from re-evaluation of expected work commitments together with higher projected service fees and raw material prices. Our average dismantling costs increased to RMB3.49 (US$0.50) per BOE in 2008 from RMB3.30 (US$0.43) per BOE in 2007.

Special Oil Gain Levy
Our Special Oil Gain Levy increased 137.5% to RMB16,238.2 million (US$2,338.2 million) in 2008 from RMB6,837.2 million in 2007, primarily as a result of our higher realised oil price, the corresponding progressive rates imposed by the levy and increase in volume sold in 2008.

Impairment losses related to property, plant and equipment
Our impairment losses increased 150.4% to RMB1,536.0 million (US$221.2 million) in 2008 from RMB613.5 million in 2007. The impairment loss was primarily due to the adverse changes of crude oil price at the end of 2008, which in turn, adversely changes the expected future crude oil price and reduced the estimates of the quantities of oil and gas commercially recoverable from certain oil fields in Indonesia.

Selling and administrative expenses
Our selling and administrative expenses increased only 0.1% to RMB1,742.6 million (US$250.9 million) in 2008 from RMB1,741.2 million in 2007, primarily due to our strict expense control in 2008.

Finance costs, net
Our net finance costs decreased 79.6% to RMB415.3 million (US$59.8 million) in 2008 from RMB2,031.8 million in 2007, as we renounced cash settlement option with the convertible bonds in 2007, there was no further fair value changes in derivative component to be realised in finance cost in 2008. Our interest income increased 62.1% to RMB1,091.0 million (US$157.1 million) in 2008 from RMB673.0 million in 2007, primarily as a result of shifting our financial investment focus to deposits in banks to avoid exposures to both capital market risks and exchange-rate risks.

Exchange gains/losses, net
Our net exchange gains increased 1.4 times to RMB2,551.3 million (US$367.4 million) in 2008 from RMB1,856.0 million in 2007, primarily as a result of the revaluation of dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in responses to the ongoing appreciation of Renminbi during 2008.

Investment income
Our investment income decreased 47.3% to RMB475.9 million (US$68.5 million) in 2008 from RMB902.4 million in 2007, primarily as a result of lower gains realised and redemptions to curb further losses in unstable financial markets. Nonetheless, the decrease was partially offset by the remaining profitable investments in money market and bond market fund.

Management Discussion and Analysis

Share of profits of associates
Our share of profits of associates decreased 48.0% to RMB374.1 million (US$53.9 million) in 2008 from RMB719.0 million in 2007, primarily as a result of the adverse impact of deteriorating economic environment of the associates.

Income tax
Our income tax expense increased12.1% to RMB13,505.0 million (US$1,944.6 million) in 2008 from RMB12,052.3 million in 2007, primarily as a result of the higher revenue and profit from the higher average realised oil price. Our effective tax rate decreased to 23.3% in 2008 from 27.8% in 2007, primarily as a result of the lower income tax rate applicable to our major subsidiary in mainland China from 30% in 2007 to 25% in 2008 under the prevailing tax rules and regulations.

CAPITAL RESOURCES AND LIQUIDITY Overview
Our primary sources of cash during 2008 were cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

Cash generated from operating activities
In 2008, our cash flow from operating activities reached a record high of RMB55,738.4 million (US$8,025.8 million) as compared to RMB41,300.5 million in 2007, representing an increase of 35.0% from 2007. The increase in cash was mainly due to increases in crude oil and gas prices and volume sold coupled with significantly improved collection during the year. The increase was partially offset by increases in costs, expenses and net increase in other working capitals, including special oil gain levy payments of RMB18,246.4 million (US$2,627.3 million) and income tax payments of RMB15,442.9 million (US$2,223.6 million).

Cash used in investing activities
Net cash outflow from investing activities in 2008 was RMB48,984.3 million (US$7,053.3 million), representing an increase of RMB27,610.3 million, or 129.2% from RMB21,374.0 million in 2007.

Our capital expenditures and investments primarily include all exploration and development expenditures and purchases of oil and gas properties. Our capital expenditures increased 38.9% to RMB 37,414.1 million (US$5,387.3 million) in 2008 from RMB26,942.1 million in 2007, primarily as a result of increase in exploratory efforts and continuous development of projects under construction. The increase was also contributed by higher service fee and raw material costs in 2008. Our development expenditures in 2008 primarily related to the development of OML130, Penglai 19-3 Phase II, Jinzhou25-1S, Bozhong28-2S, Ledong15-1/22-1, Liuhua 11-1 and Wenchang oil and gas fields. There were no significant merger and acquisition during 2008.

In addition, cash outflows was also attributable to placement of RMB14,100.0 million (US$2,030.3 million) in time deposits with maturity over three months and purchase of available-for-sale financial assets of RMB6,490.8 million (US$934.6 million). On the other hand, the cash inflows were mainly from the proceeds from sale of available-for-sale financial assets and sale of held-to-maturity financial assets amounted to RMB1,920.3 million (US$276.5 million) and RMB3,000.0 million (US$432.0 million), respectively.

Cash used in financing activities
Net cash outflow from financing activities in 2008 was RMB10,129.0 million (US$1,458.5 million), representing only a minor decrease of RMB669.9 million (US$96.5 million), or 6.2% from RMB10,798.9 million in 2007. In 2008, the net cash outflow was mainly due to the distribution of dividends of RMB14,651.8 million (US$2,109.7 million). It was partially offset by cash inflow which was mainly contributed by bank borrowings of RMB4,803.8 million (US$691.7 million).

During 2008, all outstanding convertible bonds of RMB 2,196.6 million were extinguished by exercising an early redemption option. At the end of 2008, our total debt was RMB 13,880.6 million (US$ 1,998.7 million), as compared to our total debt of RMB 11,534.3 million at the end of 2007. The increase in debt in 2008 was attributed primarily to borrowings associated with OML 130 and Tangguh LNG Project. Our gearing ratio was 8.0%, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity.

MARKET RISKS

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Management Discussion and Analysis

Oil and gas price risk
As our oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on us. Unstable and high volatility of international oil prices will have a significant effect on our net sales and net profits.

Currency risk
A significant portion of the Company’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). On 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to US dollars. From 1 January to 31 December of 2008, the Renminbi had appreciated by approximately 6.88% against the US dollar.

Interest rate risk
As of the end of 2008, interest rates for 53% of the Company’s debts were fixed. The weighted average number of years was approximately 8.0 years.

EMPLOYEES
As of 31 December 2008, the Company had 3,584 employees. We have adopted four share option schemes for directors, senior management and other eligible grantees of the Company since 4 February 2001. The Board has granted options to directors, senior management and other eligible grantees pursuant to each share option scheme.

During 2008, in view of the worldwide economic crisis, the Company took a more prudent approach in the preparation of its annual remuneration budget. To cope with the cost pressures caused by volatile oil prices, hiring only took place in units where manpower was urgently needed for production, and remuneration was controlled within a reasonable range.

During the year, the Company changed the labor contracts of related employees in accordance with the newly implemented Labor Contract Law of the PRC.

CHARGES ON ASSETS

Together with the other joint venture partners and the operator of the NWS Project, CNOOC NWS Private Limited, our wholly owned subsidiary, signed a Deed of Cross Charge and an Extended Deed of Cross Charge pursuant to which certain liabilities incurred or to be incurred, if any, by us in respect of the NWS Project are secured by our interests in the NWS Project.

CONTINGENT LIABILITIES

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigeria local tax office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement in the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

Independent Auditors’ Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 49 to 107, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS’ RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

18/F Two International Finance Centre
8 Finance Street
Hong Kong
31 March 2009

Consolidated Income Statement

Year ended 31 December 2008 (All
amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2008	2007
REVENUE
Oil and gas sales	5	100,831,333	73,036,906
Marketing revenues		22,966,752	17,397,338
Other income		2,179,297	289,587

		125,977,382	90,723,831

EXPENSES
Operating expenses		(9,990,368)	(8,039,603)
Production taxes	11(ii)	(4,889,272)	(3,497,440)
Exploration expenses		(3,409,546)	(3,432,419)
Depreciation, depletion and amortisation	7	(10,057,665)	(7,936,170)
Special oil gain levy	6	(16,238,234)	(6,837,213)
Impairment	15, 21	(1,541,458)	(613,505)
Crude oil and product purchases		(22,675,049)	(17,082,624)
Selling and administrative expenses		(1,742,597)	(1,741,161)
Others		(1,568,039)	(344,679)

		(72,112,228)	(49,524,814)

PROFIT FROM OPERATING ACTIVITIES		53,865,154	41,199,017

Interest income	7	1,091,024	672,987
Finance costs	8	(415,271)	(2,031,788)
Exchange gains, net	7	2,551,260	1,855,968
Investment income	7	475,925	902,378
Share of profits of associates		374,111	719,039
Non-operating expenses, net		(61,917)	(6,979)

PROFIT BEFORE TAX	7	57,880,286	43,310,622
Tax	11	(13,505,032)	(12,052,323)

PROFIT FOR THE YEAR		44,375,254	31,258,299

EARNINGS PER SHARE
Basic	14	RMB0.99	RMB0.72
Diluted	14	RMB0.99	RMB0.72

Consolidated Balance Sheet
31 December 2008
(All amounts expressed in thousands of Renminbi)

Group
Notes	2008	2007
NON-CURRENT ASSETS
Property, plant and equipment	15	138,358,136	118,880,204
Intangible assets	16	1,205,645	1,331,204
Investments in associates	18	1,785,155	2,030,999
Available-for-sale financial assets	20	1,549,797	1,818,732

Total non-current assets		142,898,733	124,061,139

CURRENT ASSETS
Inventories and supplies	21	2,684,372	2,345,887
Trade receivables	22	5,633,318	10,105,442
Held-to-maturity financial asset	23	–	3,000,000
Available-for-sale financial assets	20	11,660,649	6,687,948
Other current assets		2,730,324	1,949,461
Time deposits with maturity over three months	24	21,300,000	7,200,000
Cash and cash equivalents	24	19,761,618	23,356,569

Non-current asset classified as held for sale		63,770,281	54,645,307
		–	1,086,798
Total current assets		63,770,281	55,732,105

CURRENT LIABILITIES
Trade payables	25	7,489,567	6,584,844
Other payables and accrued liabilities	26	8,444,599	9,638,486
Current portion of long term bank loans	27	16,623	–
Tax payable		2,848,454	4,690,026
		18,799,243	20,913,356
Liabilities directly associated with a non-current asset classified as held for sale		–	488,322

Total current liabilities		18,799,243

NET CURRENT ASSETS		44,971,038	34,330,427

TOTAL ASSETS LESS CURRENT LIABILITIES		187,869,771	158,391,566

NON-CURRENT LIABILITIES
Long term bank loans	27	7,115,408	2,720,431
Long term guaranteed notes	28	6,748,598	8,325,519
Provision for dismantlement	29	8,339,734	6,737,319
Deferred tax liabilities	11	5,428,323	6,293,559

Total non-current liabilities		27,632,063	24,076,828

Net assets		160,237,708	134,314,738

EQUITY
Equity attributable to equity holders of the Company
Issued capital	30	949,299	942,541
Reserves	31	159,288,409	133,372,197

Total equity		160,237,708	134,314,738

Zhou Shouwei Director	Yang Hua Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2008
(All amounts expressed in thousands of Renminbi)

	Attributable to equity holders of the Company
	Issued share capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total	Minority interests	Total equity

At 1 January 2007	923,653	34,965,514		(1,770,537)	19,460,631		275,045		47,915,803	6,001,819		107,771,928	41,945	107,813,873
Net gains on available-for-sale financial assets	–	–		–	–		3,416		–	–		3,416	–	3,416
Foreign currency translation	–	–		(3,861,917)	–		–		–	–		(3,861,917)	–	(3,861,917)

Net income and expenses for the year recognised directly in equity	–	–		(3,861,917)	–		3,416		–	–		(3,858,501)	–	(3,858,501)
Profit for the year	–	–		–	–		–		31,258,299	–		31,258,299	–	31,258,299

Total income and expenses for the year	–	–		(3,861,917)	–		3,416		31,258,299	–		27,399,798	–	27,399,798
2006 final dividend	–	–		–	–		–		25,598	(6,001,819)		(5,976,221)	–	(5,976,221)
2007 interim dividend	–	–		–	–		–		(5,547,488)	–		(5,547,488)	–	(5,547,488)
Proposed 2007 final dividend	–	–		–	–		–		(7,052,445)	7,052,445		–	–	–
Conversion from bonds	18,888	6,078,272		–	–		4,471,324		–	–		10,568,484	–	10,568,484
Appropriation to statutory and non-distributable reserves	–	–		–	539,369		–		(539,369)	–		–	–	–
Equity-settled share option expenses	–	–		–	–		98,237		–	–		98,237	–	98,237
Share of losses	–	–		–	–		–		–	–		–	(41,945)	(41,945)

At 31 December 2007	942,541	41,043,786	*	(5,632,454)*	20,000,000	*	4,848,022	*	66,060,398 *	7,052,445	*	134,314,738	–	134,314,738

At 1 January 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022		66,060,398	7,052,445		134,314,738	–	134,314,738
Net gains on available-for-sale financial assets	–	–		–	–		10,310		–	–		10,310	–	10,310
Share of reserve change in an associate	–	–		–	–		4,316		–	–		4,316	–	4,316
Foreign currency translation	–	–		(5,074,423)	–		–		–	–		(5,074,423)	–	(5,074,423)

Net income and expenses for the year recognized directly in equity	–	–		(5,074,423)	–		14,626		–	–		(5,059,797)	–	(5,059,797)
Profit for the year	–	–		–	–		–		44,375,254	–		44,375,254	–	44,375,254

Total income and expenses for the year	–	–		(5,074,423)	–		14,626		44,375,254	–		39,315,457	–	39,315,457
2007 final dividend	–	–		–	–		–		230,915	(7,052,445)		(6,821,530)	–	(6,821,530)
2008 interim dividend	–	–		–	–		–		(7,830,243)	–		(7,830,243)	–	(7,830,243)
Proposed 2008 final dividend	–	–		–	–		–		(7,878,753)	7,878,753		–	–	–
Conversion from bonds	6,732	1,080,461		–	–		–		–	–		1,087,193	–	1,087,193
Exercise of share options	26	4,848		–	–		–		–	–		4,874	–	4,874
Equity-settled share option expenses	–	–		–	–		167,219		–	–		167,219	–	167,219
Appropriation of safety fund	–	–		–	–		33,831		(33,831)	–		–	–	–

At 31 December 2008	949,299	42,129,095	*	(10,706,877)*	20,000,000	*	5,063,698	*	94,923,740 *	7,878,753	*	160,237,708	–	160,237,708 *

*	These reserve accounts comprise the consolidated reserve of approximately RMB159,288,409,000 (2007: RMB133,372,197,000) in the consolidated balance sheet.

Consolidated Cash Flow Statement
Year ended 31 December 2008
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	34(i)	71,181,383	53,041,602
Income taxes paid		(15,442,948)	(11,741,048)
Net cash generated from operating activities		55,738,435	41,300,554
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(1,003,702)	_
Additions of property, plant and equipment		(36,317,038)	(26,862,293)
Additions of intangible assets		(93,317)	(79,844)
(Increase)/decrease in time deposits with maturity over three months		(14,100,000)	2,032,797
Proceeds from disposal of non-current assets held for sale		1,552,228	–
Dividends received from associates		624,271	231,555
Interest received		1,091,024	672,987
Investment income received		75,881	660,509
Purchases of available-for-sale financial assets		(6,490,784)	(3,606,978)
Proceeds from sale of available-for-sale financial assets		1,920,283	8,535,241
Sale/(purchase) of held-to-maturity financial assets		3,000,000	(3,000,000)
Proceeds from disposal of property, plant and equipment		756,846	42,040
Net cash used in investing activities		(48,984,308)	(21,373,986)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans		4,803,807	895,702
Repayment of bank loans		(249,903)	(17,816)
Dividends paid		(14,651,773)	(11,523,709)
Interest paid		(36,044)	(153,031)
Proceeds from exercise of share options		4,874	–
Net cash used in financing activities		(10,129,039)	(10,798,854)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(3,374,912)	9,127,714
Cash and cash equivalents at beginning of year		23,356,569	14,364,055
Effect of foreign exchange rate changes, net		(220,039)	(135,200)
CASH AND CASH EQUIVALENTS AT END OF YEAR	24	19,761,618	23,356,569

Balance Sheet
31 December 2008
(All amounts expressed in thousands of Renminbi)

		Company
	Notes	2008	2007
NON-CURRENT ASSETS
Property, plant and equipment	15	496	621
Investments in subsidiaries	17	6,401,508	7,766,979
Loans to a subsidiary	17	3,417,280	3,652,381
Total non-current assets		9,819,284	11,419,981
CURRENT ASSETS
Other current assets		10,970	33,119
Due from subsidiaries	17	66,925,686	89,763,857
Available-for-sale financial assets	20	19,245	211,902
Cash and cash equivalents	24	122,828	124,808
Total current assets		67,078,729	90,133,686
CURRENT LIABILITIES
Other payables and accrued liabilities		3,406	43,594
Due to subsidiaries	17	6,708,355	14,334,170
Total current liabilities		6,711,761	14,377,764
NET CURRENT ASSETS		60,366,968	75,755,922
Net assets		70,186,252	87,175,903
EQUITY
Equity attributable to equity holders of the Company
Issued capital	30	949,299	942,541
Reserves	31	69,236,953	86,233,362
Total equity		70,186,252	87,175,903

Zhou Shouwei	Yang Hua
Director	Director

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION
CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE
These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong, and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs except for certain differences in transitional provisions since 1 January 2005, management has given due consideration to the requirements of IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these financial statements. For this purpose the date of the Group’s transition of IFRSs was determined to be 1 January 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at the date of IFRSs transition, or in respect of the year ended 31 December 2007. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs issued by the IASB.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES
The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting period commencing 1 January 2008 or later than 1 January 2008 but available for early adoption. The equivalent new and revised HKFRSs and HKFRs Interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	New interpretation and amendments to IFRSs and HKFRSs that have been adopted for the first time for the current year’s financial statements:

IAS 39/HKAS 39 & IFRS 7/HKFRS 7 –
Amendments to IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS 7/HKFRS 7 Financials Instruments: Disclosures – Reclassification of Financial Assets

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(a)	New interpretation and amendments to IFRSs and HKFRSs that have been adopted for the first time for the current year’s financial statements (continued):

The Amendments permit the reclassification of non-derivative financial assets classified as held for trading (other than those designated at fair value through profit or loss by the Company upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The Amendments also permit the transfer from the available-for-sale category to the loans and receivables category for a financial asset that would have met the definition of loans and receivables, if there is an intention and ability to hold that financial asset for the foreseeable future. As the Group has not reclassified any financial assets into different categories, the Amendments have had no impact on the financial position or results of operations of the Group.

IFRIC 11/HK(IFRIC)-Int 11 – IFRS 2/HKFRS 2 – Group and Treasury Share Transactions

This Interpretation requires arrangements whereby an employee is granted rights to the Group’s equity instruments to be accounted for as an equity-settled scheme, even if the Group buys the instruments from another party, or the shareholders provide the equity instruments needed. The Interpretation also addresses the accounting for share- based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the Interpretation has had no impact on the financial position or results of operations of the Group.

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after 1 January 2009 and will only be adopted by the Group upon or after their respective effective date:

IFRS 1/HKFRS 1 and IAS 27/HKAS 27 –
Amendments to IFRS 1/HKFRS 1 First-time Adoption of IFRSs/HKFRSs and IAS 27/HKAS 27 Consolidation and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The Amendments allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly-controlled entities and associates in the separate financial statements. The Amendments also allows all dividends from subsidiaries, associates or jointly-controlled entities to be recognised as income in the separate financial statements. The Amendments will not have any impact on the Group’s consolidated financial statements or the Company’s financial statements.

IFRS 2/HKFRS 2 Amendments – Amendments to IFRS 2/HKFRS 2 Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify that vesting conditions are service conditions and performance conditions only. Any other conditions are non-vesting conditions. Where an award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this is accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the Amendments are unlikely to have any significant implications on its accounting for share-based payments.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after 1 January 2009 and will only be adopted by the Group upon or after their respective effective date (continued):

IFRS 3/HKFRS 3 (Revised) – Business Combinations

The revised Standard introduces changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results.

IAS 27/HKAS 27 (Revised) – Consolidated and Separate Financial Statements

The revised Standard requires that a change in the ownership interest of a subsidiary without loss of control is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the revised Standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7/ HKAS 7 Statement of Cash Flows, IAS 12/HKAS 12 Income Taxes, IAS 21/HKAS 21 The Effects of Changes in Foreign Exchange Rate, IAS 28/HKAS 28 Investments in Associates and IAS 31/HKAS 31 Interests in Joint Ventures.

The Group will apply the changes introduced by the revised IFRS 3/HKFRS 3 and IAS 27/HKAS 27 prospectively upon their effective date from 1 July 2009 and the changes will affect future acquisitions, loss of control and transactions with minority interests.

IFRS 8/HKFRS 8 – Operating Segments

This Standard which will replace IAS 14/HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The Standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group’s major customers. The Standard has no impact on the financial position and results of operations of the Group.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised Standard introduces changes in the presentation and disclosures of financial statements. The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this Standard introduces the statement of comprehensive income, with all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements. IAS 23/HKAS 23 (Revised) – Borrowing Costs The revised Standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised Standard, the revised Standard is unlikely to have any financial impact on the Group.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised Standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised Standard, the revised Standard is unlikely to have any financial impact on the Group.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after 1 January 2009 and will only be adopted by the Group upon or after their respective effective date (continued):

IAS 32/HKAS 32 and IAS 1/HKAS 1 Amendments –
Amendments to IAS 32/HKAS 32 Financial Instruments: Presentation and IAS 1/HKAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation

The IAS 32/HKAS 32 Amendments provide a limited scope exception for puttable financial instruments and instruments that impose specified obligations arising on liquidation to be classified as equity if they fulfil a number of specified features. The IAS 1/HKAS 1 Amendments require disclosure of certain information relating to these puttable financial instruments and obligations classified as equity. As the Group currently has no such financial instruments or obligations, the Amendments are unlikely to have any financial impact on the Group.

IAS 39/HKAS 39 Amendments –
Amendments to IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

The Amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. As the Group has not entered into any such hedges, the Amendment is unlikely to have any financial impact on the Group.

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which sets out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared under the historical cost convention, except for current available-for-sale financial assets and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2008.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses resulting from intra-group transactions are eliminated in full.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. Those oil and gas reserves and resources that are able to be reliably valued are recognised in the assessment of the fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognised. The cost of an acquisition is measured at the aggregate of fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Subsidiaries
A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies. The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates
An associate is an entity in which the Group has significant influence. The Group’s investments in its associates are accounted for using the equity method of accounting. The investments in the associates are carried in the balance sheet at cost plus post acquisition changes in the Group’s share of net assets of the associate.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

The results of associates are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Joint ventures
Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements.

Reimbursement of the joint venture operator’s costs
When the Group acting as an operator receives reimbursement of direct costs recharged to a joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the consolidated income statement.

In many cases the Group also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging an overhead fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Group is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognised in the consolidated income statement as an expense and income, respectively.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties
A party is considered to be related to the Group if:

(a)
the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)       the party is an associate;

(c)       the party is a jointly-controlled entity;

(d)       the party is a member of the key management personnel of the Group or its parent;

(e)       the party is a close member of the family of any individual referred to in (a) or (d); or

(f)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated income statement in the period in which it arises.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(a)	Oil and gas properties
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant area.

(b)	Vehicles and office equipment
Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5/HKFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the dismantlement obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Vehicles and office equipment (continued)
Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each balance sheet date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are included in the consolidated income statement.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Intangible assets
Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. Such intangible assets except for gas processing rights, are amortised on a straight line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortised on a straight-line method over three to five years.

Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and the risks of the embedded derivative are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading or these financial assets are recognised in the consolidated income statement.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed to the amount initially recognised minus principle repayment, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. Gains and losses are recognised in the consolidated income statement when the investments are derecognised or impaired, as well as through the amortisation process.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised directly in equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value
The fair value of investments that are actively traded in organised financial markets is determined by reference to the quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models. As of 31 December 2008, the Group did not hold any material non-actively traded investments and hence no valuation techniques were used.

Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

(a)	Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instrument are not reversed through the income statement; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated income statement.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

i)	the rights to receive cash flows from the asset have expired;

ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “finance costs” in the consolidated income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts
A financial guarantee contract is recognised initially as its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount recognised less cumulative amortisation.

Convertible bonds
For the accounting periods prior to 27 July 2007, the Group’s convertible bonds issued with a cash settlement option and other embedded derivative features were split into liability and derivative components according to their fair values for measurement purposes.

The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component was remeasured at each balance sheet date and any gains or losses arising from change in the fair value were recognised in the consolidated income statement up to 27 July 2007 when the Group renounced the cash settlement option and the embedded derivative component was reclassified from a financial liability to other reserves included in shareholders’ equity.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General
A general provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “finance costs” in the consolidated income statement.

(b)	Dismantlement liability
Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognises a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset.

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2008, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries has not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue from the production of oil in which the Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a ‘make up’ delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues
Marketing revenues represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “crude oil and product purchases”.

(c)	Other income
Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services have been rendered. Reimbursement of insurance claim is recognised when the compensation becomes receivable.

(d)	Dividend income
Dividend income is recognised when the Group’s right to receive payment is established.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(e)	Interest income
Interest income is recognised as it accrues using effective interest method.

The Group presents taxes collected from customers in the consolidated income statement on a net basis.

Share-based payment transactions
Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 30. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (“market conditions”), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

No equity-settled award was modified or cancelled during the years ended 31 December 2008 and 2007.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 10% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to consolidated income statement in the year to which they relate.

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain entities within the Group are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs required management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base
Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

Significant accounting judgements, estimates and assumptions (continued)

(b)	Carrying value of oil and gas assets
The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs
Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

4.	SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Segment revenue, segment expenses and segment profit include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a)	Business segments
The Group is organised on a worldwide basis into three major business segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined principally because senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss before tax.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

4.             SEGMENT INFORMATION (continued)

(a)       Business segments (continued)
    The following table presents the segment financial information for the Group’s business segments for the years ended 31 December 2008 and 2007.

	Independent operations		Production sharing contracts		Trading business		Corporate		Eliminations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
						–		–		–
Sales to external customers:
Oil and gas sales	53,058,086	33,276,884	47,773,247	39,760,022	–	–	–	–	–	–	100,831,333	73,036,906
Marketing revenues	–	–	–	–	22,966,752	17,397,338	–	–	–	–	22,966,752	17,397,338
Intersegment revenues	1,035,292	1,128,726	6,787,259	6,006,262	–	–	–	–	(7,822,551)	(7,134,988)	–	–
Other income	588,948	180,604	1,459,239	49,428	–	–	131,110	59,555	–	–	2,179,297	289,587
Total	54,682,326	34,586,214	56,019,745	45,815,712	22,966,752	17,397,338	131,110	59,555	(7,822,551)	(7,134,988)	125,977,382	90,723,831

Segment results
Operating expenses	(4,543,039)	(3,119,948)	(5,447,329)	(4,919,655)	–	–	–	–	–	–	(9,990,368)	(8,039,603)
Production taxes	(2,769,550)	(1,697,064)	(2,119,722)	(1,800,376)	–	–	–	–	–	–	(4,889,272)	(3,497,440)
Exploration costs	(2,534,409)	(1,870,775)	(875,137)	(1,561,644)	–	–	–	–	–	–	(3,409,546)	(3,432,419)
Depreciation, depletion and amortisation	(5,223,311)	(2,951,492)	(4,834,354)	(4,984,678)	–	–	–	–	–	–	(10,057,665)	(7,936,170)
Special oil gain levy	(9,135,879)	(3,315,007)	(7,102,355)	(3,522,206)	–	–	–	–	–	–	(16,238,234)	(6,837,213)
Impairment	(5,425)	–	(1,536,033)	(613,505)	–	–	–	–	–	–	(1,541,458)	(613,505)
Crude oil and product purchases	(1,035,292)	(1,128,726)	(6,787,259)	(6,006,262)	(22,675,049)	(17,082,624)	–		7,822,551	7,134,988	(22,675,049)	(17,082,624)
Selling and administrative expenses	(67,069)	(57,363)	(404,058)	(738,895)	–	–	(1,271,470)	(944,903)	–	–	(1,742,597)	(1,741,161)
Others	(1,136,879)	(82,468)	(379,735)	(256,348)	–	–	(51,425)	(5,863)	–	–	(1,568,039)	(344,679)
Interest income	–	–	948	37,016	–	–	1,090,076	635,971	–	–	1,091,024	672,987
Finance costs	(225,337)	(184,521)	(181,001)	(192,516)	–	–	(8,933)	(1,654,751)	–	–	(415,271)	(2,031,788)
Exchange gains/(losses), net	360	79	(46,062)	(13,109)	–	–	2,596,962	1,868,998	–	–	2,551,260	1,855,968
Investment income	–	–	–	–	–	–	475,925	902,378	–	–	475,925	902,378
Share of profits of associates	–	–	–	–	–	–	374,111	719,039	–	–	374,111	719,039
Non-operating expenses, net	–	–	–	–	–	–	(61,917)	(6,979)	–	–	(61,917)	(6,979)
Tax	–	–	–	–	–	–	(13,505,032)	(12,052,323)	–	–	(13,505,032)	(12,052,323)

Profit for the year	28,006,496	20,178,929	26,307,648	21,243,534	291,703	314,714	(10,230,593)	(10,478,878)	–	–	44,375,254	31,258,299

Other segment information
Segment assets	59,570,546	45,256,127	98,263,175	85,965,366	671,307	889,072	46,378,831	44,564,882	–	–	204,883,859	176,675,447
Investments in associates	–	–	–	–	–	–	1,785,155	2,030,999	–	–	1,785,155	2,030,999
Non-current asset classified as held for sale	–	–	–	1,086,798	–	–	–	–	–	–	–	1,086,798

Total assets	59,570,546	45,256,127	98,263,175	87,052,164	671,307	889,072	48,163,986	46,595,881	–	–	206,669,014	179,793,244

Segment liabilities	(11,897,451)	(8,514,615)	(19,979,928)	(17,718,385)	(284,690)	(296,971)	(14,269,237)	(18,460,213)	–	–	(46,431,306)	(44,990,184)
Liabilities directly associated with a non-current asset classified as held for sale	–	–	–	(488,322)	–	–	–	–	–	–	–	(488,322)
Total liabilities	(11,897,451)	(8,514,615)	(19,979,928)	(18,206,707)	(284,690)	(296,971)	(14,269,237)	(18,460,213)	–	–	(46,431,306)	(45,478,506)
Capital expenditures	19,444,927	14,308,055	17,808,777	16,711,935	–	–	146,318	26,186	–	–	37,400,022	31,046,176

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

4.            SEGMENT INFORMATION (continued)

(b)       Geographical segments
The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Other activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 73% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditures information for the Group’s geographical segments for the years ended 31 December 2008 and 2007.

	PRC		Africa		Indonesia		Others		Consolidation and elimination		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	186,627,459	165,069,955	33,017,831	28,552,281	14,644,791	18,869,876	11,954,993	39,600,715	(39,576,060)	(72,299,583)	206,669,014	179,793,244
Capital expenditures	26,671,778	20,876,934	6,161,935	7,012,317	3,409,775	2,748,191	1,156,534	408,734	–	–	37,400,022	31,046,176

5.            OIL AND GAS SALES

	Group
	2008	2007
	RMB’000	RMB’000
Gross sales	105,643,389	78,181,343
Less: Royalties	(845,543)	(1,059,018)
PRC government’s share of oil	(3,966,513)	(4,085,419)
Oil and gas sales	100,831,333	73,036,906

6.             SPECIAL OIL GAIN LEVY
In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

7.             PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2008	2007
	RMB’000	RMB’000
Crediting:
Interest income on bank deposits	(1,091,024)	(672,987)
Exchange gains, net	(2,551,260)	(1,855,968)

Investment income:
- Net gain from available-for-sale publicly traded investments	(475,925)	(473,644)
- Net gain from available-for-sale non-publicly traded investments	-	(428,734)
	(475,925)	(902,378)

Charging:
Auditors' remuneration:
- Audit fee	23,424	14,371
- Other fees	1,707	2,937
	25,131	17,308

Employee benefit expense (including directors' remuneration (note 9)):
- Wages, salaries and allowances	837,817	741,372
- Labour costs paid to contractors	1,521,710	1,330,820
- Equity-settled share option expenses	167,219	98,237
	2,526,746	2,170,429

Depreciation, depletion and amortisation:
- Property, plant and equipment	9,560,869	7,323,864
- Dismantlement	677,169	561,701
- Intangible assets	139,017	69,478
Adjustment: Oil in tank	(158,150)	(18,873)
Operating expense	(161,240)	-
	10,057,665	7,936,170

Operating lease rentals:
- Office properties	111,508	120,771
- Equipment	1,237,954	557,947
	1,349,462	678,718

Loss on disposal of property, plant and equipment	274,537	55,755
Repairs and maintenance	1,822,773	1,270,649
Research and development costs	507,078	482,237
Provision for inventory obsolescence	5,374	4,651

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

8.             FINANCE COSTS

	Group
	2008	2007
	RMB’000	RMB’000
Interest on bank loans
which are repayable within five years	107,853	182,144
Interest on other loans (including convertible bonds)	416,265	688,876
Other borrowing costs	35,932	78,393

Total borrowing costs	560,050	949,413

Less: Amount capitalised in property,
plant and equipment (note 15)	(524,006)	(846,206)
	36,044	103,207

Other finance costs:
Unwinding of discount on provision for dismantlement (note 29)	379,227	305,758
Fair value losses on embedded derivative component of convertible bonds	-	1,622,823
	415,271	2,031,788

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 4.1% to 6.375% (2007: from 4.1% to 6.375%) per annum.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

9.            DIRECTORS’ REMUNERATION

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits (5)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2008
Executive directors:
Fu Chengyu	847	3,051	2,616	88	6,602	5,445	12,047
Zhou Shouwei	847	2,475	1,766	79	5,167	3,817	8,984
Wu Guangqi	847	1,327	678	78	2,930	2,503	5,433
Yang Hua	847	2,349	1,665	77	4,938	2,503	7,441
Subtotal	3,388	9,202	6,725	322	19,637	14,268	33,905

Non-executive directors:
Luo Han	945	–	–	–	945	2,503	3,448
Cao Xinghe	847	–	–	–	847	2,124	2,971
Wu Zhenfang	847	–	–	–	847	2,124	2,971
Subtotal	2,639	–	–	–	2,639	6,751	9,390

Independent non-executive
directors:
Edgar W. K. Cheng (4)	–	–	–	–	–	–	–
Chiu Sung Hong	945	–	–	–	945	–	945
Evert Henkes (2)	424	–	–	–	424	–	424
Lawrence J. Lau (4)	–	–	–	–	–	–	–
Tse Hau Yin, Aloysius	981	–	–	–	981	–	981
Wang Tao (3)	502	–	–	–	502	–	502
Subtotal	2,852	–	–	–	2,852	–	2,852
Total	8,879	9,202	6,725	322	25,128	21,019	46,147

2007
Executive directors:
Fu Chengyu	929	3,346	2,329	88	6,692	4,610	11,302
Zhou Shouwei	929	2,481	1,233	79	4,722	3,229	7,951
Wu Guangqi	929	1,390	675	78	3,072	1,680	4,752
Yang Hua	929	1,871	1,076	76	3,952	2,120	6,072
Subtotal	3,716	9,088	5,313	321	18,438	11,639	30,077

Non-executive directors:
Luo Han	1,037	–	–	–	1,037	2,120	3,157
Cao Xinghe	929	–	–	–	929	1,272	2,201
Wu Zhenfang	929	–	–	–	929	1,272	2,201
Subtotal	2,895	–	–	–	2,895	4,664	7,559

Independent non-executive
directors:
Edgar W. K. Cheng (4)	–	–	–	–	–	–	–
Chiu Sung Hong	1,037	–	–	–	1,037	440	1,477
Evert Henkes	929	–	–	–	929	440	1,369
Lawrence J. Lau (4)	–	–	–	–	–	–	–
Tse Hau Yin, Aloysius	1,076	–	–	–	1,076	–	1,076
Subtotal	3,042	–	–	–	3,042	880	3,922
Total	9,653	9,088	5,313	321	24,375	17,183	41,558

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

9.            DIRECTORS’ REMUNERATION (continued)
Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	Mr. Evert Henkes retired as an independent non-executive director with effect from 29 May 2008.

(3)	Mr. Wang Tao was elected as an independent non-executive director with effect from 29 May 2008.

(4)	Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau have voluntarily waived their remuneration as directors in 2008 and 2007.

(5)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 30 to the financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10.          FIVE HIGHEST PAID EMPLOYEES
The five highest paid employees during the year included four (2007: four) directors and one (2007: one) non-director employee. Their remuneration and share option benefits are as follows:

	2008	2007
	RMB’000	RMB’000
Fees*	3,388	3,716
Basic salaries, allowances and benefits in kind*	11,548	11,646
Performance related bonuses	7,569	6,137
Pension scheme contributions	426	424
Amount paid/payable during the year	22,931	21,923
Share option benefits**	16,661	13,625
	39,592	35,548
Number of directors	4	4
Number of non-director employee	1	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group. Further details are included in note 30 to the financial statements.

The five highest paid individuals in the Group for each of the two years ended 31 December 2008 and 2007 were also the five highest paid directors or senior management and their emoluments are reflected in the analysis shown above.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

10.          FIVE HIGHEST PAID EMPLOYEES (continued)
The number of the five highest paid directors and senior management whose remuneration and share option benefits fell within the following bands is as follows:

	Number of employees
	2008	2007
Nil to HK$5,000,000	-	1
HK$5,000,001 to HK$5,500,000	-	-
HK$5,500,001 to HK$6,000,000	-	1
HK$6,000,001 to HK$6,500,000	2	1
HK$6,500,001 to HK$8,000,000	-	-
HK$8,000,001 to HK$10,000,000	1	1
HK$10,000,001 to HK$12,000,000	1	1
HK$12,000,001 to HK$14,000,000	1	-
	5	5

11.	TAX

(i)        Income tax
The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% (from January to March 2008) and 16.5% (first effective from the fiscal year beginning 1 April 2008) on profits arising in or derived from Hong Kong.

The Company’s subsidiary in mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% (2007: 30%) under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax rates ranging from 10% to 51.875% (2007: 10% to 51.875%).

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to a proposed amendment to the tax treaty between the Indonesia and Malaysia governments in May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from the range of 43.125% to 51.875% to the range of 48% to 56%. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It was still uncertain when the ratification will be completed by the two countries as at the date of this report.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

11.          TAX (continued)

(i)       Income tax (continued)
           An analysis of the tax expenses in the Group’s consolidated income statement is as follows:

	2008	2007
	RMB'000	RMB'000
Overseas
Current income tax	934,420	967,047
Deferred tax	(631,329)	(83,178)
PRC
Current income tax	13,203,815	11,786,176
Deferred tax	(1,874)	(617,722)
Total tax charge for the year	13,505,032	12,052,323

       A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2008	2007
	%	%
Statutory PRC enterprise income tax rate	25.0	33.0
Effect of tax exemption granted	-	(3.0)
Effect of different tax rates for the Company and overseas subsidiaries	(1.1)	1.3
Tax credit from the government	(0.2)	(0.8)
Effect of change of PRC tax rate	_	(2.4)
Profit attributable to associates	(0.2)	(0.3)
Other permanent differences	(0.2)	-
Group’s effective income tax rate	23.3	27.8

   The movements of deferred tax liabilities during the year are as follows:

	2008	2007
	RMB’000	RMB’000
At 1 January	6,293,559	7,236,169
Credited to the consolidated income statement	(633,203)	(700,900)
Exchange differences	(232,033)	(241,710)
At 31 December	5,428,323	6,293,559

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

11.	TAX (continued)

(i)       Income tax (continued)
   Principal components of deferred tax balances are as follows:

	Group
	2008	2007
	RMB’000	RMB’000
Deferred tax assets
Provision for retirement and termination benefits	38,044	120,285
Provision for dismantlement	1,584,525	998,309
Impairment of property, plant and equipment and
write-off of unsuccessful exploratory drillings	1,697,090	1,198,668
Overseas tax losses	193,841	149,020
Others	110,316	_
	3,623,816	2,466,282
Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(8,953,870)	(8,754,455)
Others	(98,269)	(5,386)
	(9,052,139)	(8,759,841)
Net deferred tax liabilities	(5,428,323)	(6,293,559)

Under the New China Corporate Income Tax Law, which became effective on 1 January 2008 and the tax treaty between the Mainland China and Hong Kong, dividend income related to earnings derived by the Company from CNOOC China Limited’s net profit generated after 1 January 2008 (the “Post-2008 Earnings”) is subject to a reduced withholding tax rate of 5%. Accordingly, starting from 1 January 2008, if it is probable that CNOOC China Limited would declare dividend to the Company from its Post-2008 Earnings, the Company should recognise a deferred tax liability in its consolidated financial statements in respect of the Post-2008 Earnings of CNOOC China Limited (note 31). As at 31 December 2008, no deferred tax liability has been accrued for taxes that would be payable on the unremitted earnings of CNOOC China Limited as no dividend is expected to be declared in the foreseeable future from CNOOC China Limited’s Post-2008 Earnings.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

11.          TAX (continued)

(ii)       Other taxes
The Company’s PRC subsidiary pays the following production taxes:

–       Production taxes of 5% on independent production and production under production sharing contracts;

–       Export tariffs of 5% on petroleum oil beginning on 1 November 2006; and

–       Business tax at rates of 3% to 5% on other income.

12.          PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS
The consolidated profit attributable to the Company’s shareholders for the year ended 31 December 2008 includes a profit of approximately RMB2,340,853,000 (2007: RMB48,650,801,000) which has been dealt with in the financial statements of the Company (see note 31).

13.          DIVIDENDS

	Group
	2008	2007
	RMB’000	RMB’000
Declared and paid during the year:
Interim dividend	7,830,243	5,547,488
Final dividend	6,821,530	5,976,221
Total dividends paid in the year	14,651,773	11,523,709
Weighted average number of ordinary shares	44,623,856	43,605,437
Dividend per ordinary share	RMB0.33	RMB0.26
Final dividend proposed for approval at annual general meeting at HK$0.20 per ordinary share (2007: HK$0.17 per ordinary
share)-not recognised as liability as at 31 December 2008	7,878,753	7,052,445

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

14.          EARNINGS PER SHARE

	Group
	2008	2007
Earnings
Profit for the year attributable to ordinary equity
shareholders for the basic earnings per share calculation	RMB44,375,254,000	RMB31,258,299,000
Interest expense and fair value losses recognised on
the embedded derivative component of convertible bonds	–	RMB1,622,823,669	*
Profit for the year attributable to ordinary
equity shareholders adjusted for dilution effect	RMB44,375,254,000	RMB32,881,122,669	*
Number of shares
Number of ordinary shares issued at the beginning of the year	44,302,616,976	43,328,552,648
Weighted average effect of:
New shares issued during the year	320,534,053	276,884,564
Share options exercised during the year	705,282	–
Weighted average number of ordinary shares for
the basic earnings per share calculation	44,623,856,311	43,605,437,212
Effect of dilutive potential ordinary shares under the share option schemes	138,262,808	126,499,657
Effect of dilutive potential ordinary shares for convertible bonds	23,978,397	1,055,500,755	*
Weighted average number of ordinary shares
for the purpose of diluted earnings per share	44,786,097,516	44,787,437,624	*
Earnings per share:
Basic	RMB0.99	RMB0.72
Diluted	RMB0.99	RMB0.72

*
For the year of 2007, since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the year and were ignored in the calculation of diluted earnings per share. Therefore, the diluted earnings per share amount for the year of 2007 is based on the profit for the year of approximately RMB31,258,299,000 and the weighted average of 43,731,936,869 ordinary shares.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

15.          PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Group Vehicles and office equipment	Total
	RMB’000	RMB’000	RMB’000

Cost:

At 1 January 2007	150,237,514	449,349	150,686,863
Additions	28,145,573	29,579	28,175,152
Reclassifi cation to non-current asset as held for sale	(1,086,798)	–	(1,086,798)
Disposals and write-offs	(953,066)	(2,622)	(955,688)
Exchange differences	(3,397,438)	(906)	(3,398,344)

At 31 December 2007	172,945,785	475,400	173,421,185
At 1 January 2008	172,945,785	475,400	173,421,185
Additions	34,069,915	146,989	34,216,904
Acquisitions of assets	1,003,702	–	1,003,702
Disposals and write-offs	(1,323,988)	(12,279)	(1,336,267)
Exchange differences	(3,239,781)	(777)	(3,240,558)

At 31 December 2008	203,455,633	609,333	204,064,966

Accumulated depreciation, depletion and amortisation:

At 1 January 2007	(47,100,204)	(180,283)	(47,280,487)
Depreciation charge for the year	(7,829,002)	(56,563)	(7,885,565)
Impairment	(613,505)	–	(613,505)
Disposals and write-offs	857,893	–	857,893
Exchange differences	380,152	531	380,683

At 31 December 2007	(54,304,666)	(236,315)	(54,540,981)

At 1 January 2008	(54,304,666)	(236,315)	(54,540,981)
Depreciation charge for the year	(10,203,969)	(34,069)	(10,238,038)
Impairment	(1,536,032)	–	(1,536,032)
Disposals and write-offs	296,674	8,210	304,884
Exchange differences	302,858	479	303,337

At 31 December 2008	(65,445,135)	(261,695)	(65,706,830)

Net book value:
At 1 January 2008	118,641,119	239,085	118,880,204

At 31 December 2008	138,010,498	347,638	138,358,136

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

15.          PROPERTY, PLANT AND EQUIPMENT (continued)
Included in the current year’s additions was an amount of approximately RMB524,006,000 (2007: approximately RMB846,206,000, note 8) in respect of interest capitalised in property, plant and equipment. Included also in the depreciation charge for the year was an amount of approximately RMB677,169,000 (2007: approximately RMB561,701,000, note 7) in respect of depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment of property, plant and equipment
The impairment loss of approximately RMB1,536,032,000 in total was recognised to reduce the carrying amount of the oil and gas properties to the recoverable amount. This impairment loss was all related to fields in Indonesia and has been classified under the segments “Production sharing contracts” and “Indonesia” in note 4 of the segment information. The impairment loss was primarily due to the adverse changes of crude oil price at the end of 2008, which reduced the estimates of the quantities of oil and gas recoverable from certain oil fields. The impairment amount has been disclosed on the face of the consolidated income statement within the line item “Impairment”. The recoverable amount was calculated based on the assets value in use and was determined at the cash generating unit level. The cash generating unit consisted of oil field(s). In determining value in use for the cash generating unit, cash flows were discounted at a rate of 9% on a pre-tax basis.

	Company
	2008	2007
	RMB’000	RMB’000
Office equipment
Cost:
At 1 January	7,331	7,756
Additions	155	107
Disposals and write-offs	(441)	_
Exchange differences	(427)	(532)
At 31 December	6,618	7,331

Accumulated depreciation:
At 1 January	(6,710)	(6,932)
Depreciation charge for the year	(247)	(260)
Disposals and write-offs	441	_
Exchange differences	394	482
At 31 December	(6,122)	(6,710)

Net book value:
At 1 January	621	824
At 31 December	496	621

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

16.          INTANGIBLE ASSETS

	Gas processing right under NWS Project	Software	Total
	RMB’000	RMB’000	RMB’000

Cost:
At 1 January 2007	1,432,917	–	1,432,917
Additions	–	79,844	79,844
Exchange differences	(88,215)	–	(88,215)

At 31 December 2007	1,344,702	79,844	1,424,546

At 1 January 2008	1,344,702	79,844	1,424,546
Additions	–	93,317	93,317
Disposals and write-offs	–	(7,651)	(7,651)
Exchange differences	(90,535)	–	(90,535)

At 31 December 2008	1,254,167	165,510	1,419,677

Accumulated amortisation:
At 1 January 2007	(23,864)	–	(23,864)
Amortisation charge for the year	(64,640)	(4,838)	(69,478)

At 31 December 2007	(88,504)	(4,838)	(93,342)

At 1 January 2008	(88,504)	(4,838)	(93,342)
Amortisation charge for the year	(61,009)	(78,008)	(139,017)
Disposals and write-offs	–	7,651	7,651
Exchange differences	10,676	–	10,676

At 31 December 2008	(138,837)	(75,195)	(214,032)
Net book value:
At 1 January 2008	1,256,198	75,006	1,331,204

At 31 December 2008	1,115,330	90,315	1,205,645

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

17.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2008	2007
	RMB’000	RMB’000
Unlisted shares, at cost	6,401,508	7,766,979
Loans to a subsidiary	3,417,280	3,652,381
Due from subsidiaries	66,925,686	89,763,857
Due to subsidiaries	(6,708,355)	(14,334,170)
	70,036,119	86,849,047

The loans to a subsidiary are unsecured, bear fixed interest at a rate of 7.084% per annum and are due within five years. The carrying values of the loans approximate to their fair values.

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest- free and repayable on demand.
Particulars of the principal subsidiaries are as follows:

		Nominal value	Percentage
		of issued and paid-up/	of equity
	Place and date of	registered ordinary	attributable to
Name of entity	establishment	share capital	the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration,
	15 September 1999			development, production
				and sales in the PRC

CNOOC International	British Virgin Islands	US$2	100%	Investment holding
Limited	23 August 1999

China Offshore Oil (Singapore)	Singapore
International Pte Ltd	14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC Finance (2002)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	24 January 2002

CNOOC Finance (2003)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	2 April 2003

CNOOC Finance (2004)*	British Virgin Islands	US$1	100%	Bond issuance
Limited	24 November 2004

Indirectly held subsidiaries**:

Malacca Petroleum	Bermuda	US$12,000	100%	Offshore petroleum
exploration, Limited	2 November 1995			development and production
				in Indonesia

OOGC America, Inc.	State of Delaware,	US$1,000	100%	Investment holding
	United States of America
	28 August 1997

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

17.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES (continued)

		Nominal value	Percentage
		of issued and paid-up/	of equity
	Place and date of	registered	attributable to
Name of entity	establishment	share capital	the Group	Principal activities

OOGC Malacca Limited	Bermuda	US$12,000	100%	Offshore petroleum
	23 November 1995			development and production
				in Indonesia

CNOOC Southeast Asia	Bermuda	US$12,000	100%	Investment holding
Limited	16 May 1997

CNOOC ONWJ Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			development and
	27 March 2002			in Indonesia

CNOOC SES Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			development and
	27 March 2002			in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			development and
	27 March 2002			in Indonesia

CNOOC Madura Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			development and
	27 March 2002			in Indonesia

CNOOC NWS Private	Singapore	SG$2	100%	Offshore petroleum
Limited	8 October 2002			development and production
				in Australia

CNOOC Muturi Limited	Isle of Man	US$7,780,700	100%	Offshore petroleum exploration,
	8 February 1996			development and production
				in Indonesia

CNOOC Exploration	Nigeria	Naira10,000,000	100%	Offshore petroleum exploration,
& Production Nigeria	6 January 2006			development and
Limited				in Africa

AERD Projects	Nigeria	Naira10,000,000	92.11%	Offshore petroleum exploration,
Nigeria Limited	28 January 2005			development and production
				in Africa

*   The company was dissolved on 16 September 2008.
**  Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

18.	INVESTMENTS IN ASSOCIATES

		Nominal value	Percentage
		of issued and	of equity
	Place and date of	registered	attributable to
Name of associates	establishment	share capital	the Group	Principal activities

Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Offshore petroleum
Corporation Limited	7 September 1992			development and production
and sales in the PRC

CNOOC Finance	Beijing, PRC	RMB1,415 million	31.8%	Provision of deposit, transfer,
Corporation Limited	14 June 2002			settlement, loan, discounting
and other financing services
CNOOC and its member
entities

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or a member firm of the Ernst & Young global network.

The Group's investments in associates represent:

	Group
	2008	2007
	RMB’000	RMB’000

Share of net assets	1,785,155	2,030,999

The following table illustrates the summarised financial information of the Group’s associates extracted from their management accounts:

	Group
	2008	2007
	RMB’000	RMB’000

Assets	39,994,877	34,718,921
Liabilities	34,683,159	28,406,325
Revenue	2,901,497	4,798,200
Profits	981,629	2,144,521

19.	INVESTMENT IN A JOINTLY-CONTROLLED ENTITY

The Group’s investment in a jointly-controlled entity represents a 50% equity interest in Husky Oil (Madura) Ltd.

(“HOML”). HOML was incorporated on 28 December 2005 in British Virgin Islands with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in Indonesia. The issued and paid-up capital of HOML is of no par value.

On 8 April 2008, CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company, signed an agreement with Husky Oil Madura Partnership (“HOMP”) to acquire a 50% equity interest in HOML, a wholly-owned subsidiary of HOMP, for a consideration of US$125 million. Assets held by HOML were all oil and gas properties. Such transaction was completed on the same date of the agreement. The Group’s investment in a jointly-controlled entity has been proportionally consolidated in the consolidated balance sheet.

As at 31 December 2008, HOML was still in its development stage.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Non-publicly traded investments, at
fair value:
Private equity funds	19,245	25,296	19,245	25,296
Publicly traded investments, at
fair value:
Liquidity funds	11,641,404	6,594,390	-	118,344
Common stock	-	68,262	-	68,262

	11,660,649	6,687,948	19,245	211,902

Both the liquidity funds and common stock have no fixed maturity date and no coupon rate.

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on the fund managers’s quotations. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the balance sheet date.

During the year, the gross gains of the Group’s and the Company’s available-for-sale investments recognised directly in equity amounted to RMB41,456,682 and nil respectively (2007: RMB63,426,000 and RMB24,032,000 respectively).

In addition, the net realised gains of the Group and the Company of RMB31,146,724 and RMB24,031,960 respectively were transferred from equity to the consolidated income statement (2007: RMB60,010,000 and RMB55,242,000 respectively) upon the disposal of related available-for-sale financial assets.

Non-current:

The non-current available-for-sale financial asset represents an investment in the unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

	Group
	2008	2007
	RMB’000	RMB’000
At 1 January	1,818,732	1,017,000
Cost addition	-	1,003,275
Exchange differences	(268,935)	(201,543)
At 31 December	1,549,797	1,818,732

None of the financial assets above is either past due or impaired.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

21.	INVENTORIES AND SUPPLIES

	Group
	2008	2007
	RMB’000	RMB’000

Materials and supplies	2,132,327	2,052,747
Oil in tanks	603,197	338,918
Less: Provision for inventory obsolescence	(51,152)	(45,778)
	2,684,372	2,345,887

The provision for inventory obsolescence during the year was approximately RMB5,374,000 (2007: approximately RMB4,651,000).

22.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2008 and 2007, substantially all the accounts receivable were aged within 30 days. All customers have good repayment history and all receivables are not past due. No provision for doubtful debt has been made as at 31 December 2008 and 2007.

23.	HELD-TO-MATURITY FINANCIAL ASSET

As at 31 December 2007, the held-to-maturity financial asset represented a corporate wealth management product arranged with a financial institution with an expected interest rate of 4%. The product matured on 31 January 2008.

24.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 3.1% (2007: 2.5% per annum) and 2.5% per annum (2007: 4.9% per annum), respectively for the year ended 31 December 2008.

25.	TRADE PAYABLES

As at 31 December 2008 and 2007, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2008	2007
	RMB’000	RMB’000

Accrued payroll and welfare payable	390,365	373,329
Provision for retirement and termination benefits	224,047	428,133
Accrued expenses	4,944,846	3,933,793
Advances from customers	42,544	740,873
Royalties payable	284,458	374,272
Special oil gain levy payable	937,189	2,945,323
Other payables	1,621,150	842,763

	8,444,599	9,638,486

Other payables are non-interest-bearing and have an average term of less than six months.

27.	LONG TERM BANK LOANS

		Group
		2008	2007
		RMB’000	RMB’000
	Effective interest rate and final maturity
RMB denominated	4.05% per annum with maturity through 2016	500,000	500,000
bank loans
US$ denominated
bank loans
Loan for Tangguh	LIBOR+0.23%-0.38% per annum with
LNG Project*	maturity through 2021	2,633,790	2,708,753
Loan for OML130	LIBOR+4% per annum with
Project**	maturity through 2015	3,998,241	_
		7,132,031	3,208,753

Less: Current portion of long term bank loans		(16,623)	-
Less: Liabilities directly associated with a non-current asset
classified as held for sale		-	(488,322)
		7,115,408	2,720,431

*	The amount represented the Group_s share of utilised bank loans in Tangguh Liquefied Natural Gas Project (_Tangguh LNG Project_).

**	During the year, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of OML130 Project in Nigeria.

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

27.	LONG TERM BANK LOANS (continued)

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2008, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Repayable:
Within one year	16,623	_
After one year but within two years	108,049	21,673
After two years but within three years	174,540	134,723
After three years but within four years	707,786	170,083
After four years but within five years	241,031	702,479
After five years	5,884,002	2,179,795

	7,132,031	3,208,753
Amount due within one year shown under current liabilities	(16,623)	_
Liabilities directly associated with non-current asset
classified as held for sale	_	(488,322)

	7,115,408	2,720,431
Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
31 December	RMB’000		RMB’000	RMB’000

2008	7,132,031	4.44%	7,132,031	5,170,392	4.64%
2007	3,208,753	4.85%	3,208,753	2,832,371	5.05%

*    The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.
**  The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There are no defaults during the year of principal, interest or redemption terms of the long term bank loans.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

28.	LONG TERM GUARANTEED NOTES
Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The bonds can be redeemed upon maturity at 105.114% of the principal amount or early redeemed by the bondholders in all or partially on 15 December 2007 at 103.038% of the principal amount.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated 31 July 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds was no longer a liability and was transferred to equity.

On 21 February 2008, CNOOC Finance (2004) Limited extinguished the outstanding convertible bonds by exercising an early redemption option. The withdrawal of listing of the convertible bonds on HKSE was effective at the close of business on 6 March 2008. The Group currently has no convertible bond liability. CNOOC Finance (2004) Limited was then dissolved on 16 September 2008.

There is no default during the year of principal, interest or redemption terms of the long term guaranteed notes.

29.	PROVISION FOR DISMANTLEMENT

	Group
	2008	2007
	RMB’000	RMB’000

At 1 January	6,737,319	5,412,581
Capitalised in oil and gas properties	1,223,188	1,018,980
Unwinding of discount (note 8)*	379,227	305,758

At 31 December	8,339,734	6,737,319

*	The discount rate used for calculating the amount of unwinding of the discount is 5% (2007: 5%).

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

30.	SHARE CAPITAL

	Number of shares	Issued share capital	Issued share capital equivalent of
Shares		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2008 and 31 December 2007	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2007	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888

As at 31 December 2007	44,302,616,976	886,052	942,541
Exercise of options	1,483,333	30	26
Conversion of bonds	365,099,675	7,302	6,732

As at 31 December 2008	44,669,199,984	893,384	949,299

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company_s directors, senior management and other eligible grantees:

1.  Pre-Global Offering Share Option Scheme (as defined below);

2.  2001 Share Option Scheme (as defined below);

3.  2002 Share Option Scheme (as defined below); and

4.  2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

30.	SHARE CAPITAL (continued)

Share option schemes (continued)

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1. options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2. the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1. options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2. the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1. the nominal value of a share of the Company on the date of grant;

2. the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3. the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

30.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme
On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

The fair value of the share options granted during the year was approximately RMB312,758,000 (2007: RMB144,986,000) and the Group recognised equity-settled share option expenses of approximately RMB167,219,000 (2007: RMB98,237,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used:

	2008	2007
Dividend yield	2.18%	3.58%
Expected volatility	39.07%	30.80%
Risk-free interest rate	2.89%	4.25%
Expected life of option	5 years	5 years
Weighted average share price	$HK13.74	$HK7.29

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

30.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme (continued)
Details of the share options outstanding are as follows:

	2008		2007
	Number of Share options	Weighted average exercise price HK$	Number of Share options	Weighted average exercise price HK$
Outstanding at the beginning of the year	303,795,233	5.02	242,399,900	4.13
Granted during the year	88,143,000	14.83	87,222,000	7.29
Forfeited during the year	(14,370,667)	3.69	(25,826,667)	4.37
Exercised during the year	(1,483,333)	4.39	_	_
Outstanding at end of year	376,084,233	7.34	303,795,233	5.02
Exercisable at the end of the year	212,512,567	4.49	154,143,233	3.53

No share options had been cancelled or modified during the years ended 31 December 2008 and 2007.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.84% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year is 7.22 years (2007: 7.50 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 376,084,233 additional ordinary shares of the Company and additional share capital of RMB6,708,591 and share premium of RMB2,456,871,288.

31.	RESERVES
According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund has reached 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRS/HKFRS. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2008, the general reserve fund amounted to RMB10,000,000,000 (2007: RMB10,000,000,000), representing 50.0% (2007: 50.0%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of PRC, a safety fund has been accrued for the Group’s oil and gas exploration and production activities within PRC. The accrued safety fund will be utilised for improving the safety conditions of production. Included in other reserves was a provision for safety fund under PRC regulation amounting to RMB33,831,000 (2007: Nil).

In accordance with the relevant accounting principles required by the local authorities, as at 31 December 2008, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB101,741,655,000 (2007: RMB56,774,492,000), out of which, approximately RMB40,380,599,000 related to the amount that arises from post 1 January 2008 available for distribution from CNOOC China Limited.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

31.	RESERVES (continued)

	Company
	Issued capital RMB’000	Share premium account and capital redemption reserve RMB’000		Cumulative translation reserve RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000
At 1 January 2007	923,653	34,965,514		(1,693,276)	270,276	14,004,428	48,470,595
Changes in fair value of
available-for-sale financial assets	_	_		_	(31,210)	_	(31,210)
Exchange difference	_	_		(4,585,971)	_	_	(4,585,971)
Total income and expense for the year
recognised in equity	_	_		(4,585,971)	(31,210)	_	(4,617,181)
Profit for the year	_	_		_	_	48,650,801	48,650,801
Total income and expense for the year	_	_		(4,585,971)	(31,210)	48,650,801	44,033,620
2006 final dividend	_	_		_	_	(5,976,221)	(5,976,221)
2007 interim dividend	_	_		_	_	(5,547,488)	(5,547,488)
Conversion from bonds	18,888	6,078,272		_	_	_	6,097,160
Exercise of share options	_	_		_	_	_	_
Equity-settled share option arrangements	_	_		_	98,237	_	98,237
At 31 December 2007	942,541	41,043,786	*	(6,279,247)*	337,303 *	51,131,520 *	87,175,903
At 1 January 2008	942,541	41,043,786		(6,279,247)	337,303	51,131,520	87,175,903
Changes in fair value of
available-for-sale financial assets	_	_		_	(24,032)	_	(24,032)
Exchange difference	_	_		(5,994,520)	_	_	(5,994,520)
Total income and expense for the year
recognised in equity	_	_		(5,994,520)	(24,032)	_	(6,018,552)
Profit for the year	_	_		_	_	2,340,853	2,340,853
Total income and expense for the year	_	_		(5,994,520)	(24,032)	2,340,853	(3,677,699)
2007 final dividend	_	_		_	_	(6,821,530)	(6,821,530)
2008 interim dividend	_	_		_	_	(7,830,243)	(7,830,243)
Conversion from bonds	6,732	1,080,461		_	_	_	1,087,193
Transfer from liquidation of a subsidiary	_	_		_	4,471,324	(4,390,789)	80,535
Exercise of share options	26	4,848		_	_	_	4,874
Equity-settled share option arrangements	_	_		_	167,219	_	167,219
At 31 December 2008	949,299	42,129,095	*	(12,273,767) *	4,951,814 *	34,429,811 *	70,186,252

As at 31 December 2008, the distributable profits of the Company amounted to approximately RMB34,429,811,000 (2007: RMB51,131,520,000).

*       These reserve accounts comprise the Company’s reserves of approximately RMB69,236,953,000 (2007: RMB86,233,362,000) in the Company balance sheet.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS
The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

The Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) on 8 November 2007 respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 6 December 2007. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

b)	Long term sales of natural gas and liquefied natural gas

Pricing principles
The continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices;
or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)
The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year.

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	2008	2007
	RMB’000	RMB’000
Provision of exploration and support services	4,445,370	2,812,893
Inclusive of amount capitalised under property, plant and equipment	2,210,128	2,009,944
Provision of oil and gas development and support services	9,984,609	7,995,999
Provision of oil and gas production and support services (Note a)	3,656,027	2,993,985
Provision of marketing, management and ancillary services (Note b)	542,703	494,633
FPSO vessel leases (Note c)	1,037,255	450,695
	19,665,964	14,748,205

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates
The Group did not enter into any transactions in the above category for the years ended 31 December 2008 and 2007.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	Group
	2008	2007
	RMB’000	RMB’000
Sales of petroleum and natural gas products
(other than long term sales of natural gas	39,543,073	38,528,862
and liquefied natural gas) (Note d)
Long term sales of natural gas and liquefied natural gas (Note e)	2,636,674	1,524,731
	42,179,747	40,053,593

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Group
	2008	2007
	RMB’000	RMB’000
Interest income from deposits in CNOOC Finance (Note f)	3,423	26,875

(b)	Deposits made by the Group

	Group
	2008	2007
	RMB’000	RMB’000
Deposits in CNOOC Finance (Note f)	4,412,014	6,501,841

(v)	Balances with CNOOC and/or its associates

	Group
	2008	2007
	RMB’000	RMB’000
Amount due to CNOOC
included in other payables and accrued liabilities	204,814	587,228
Amount due to other related parties
included in trade payables	2,921,713	1,533,424
	3,126,527	2,120,652
Amounts due from other related parties
– included in trade receivables	2,245,408	2,975,594
– included in other current assets	610,859	323,798
	2,856,267	3,299,392

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)	It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 14 October 2008, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules as each of the percentage ratios applicable to the depository services is less than 2.5%. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the year.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 9 to the consolidated financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

33.	RETIREMENT AND TERMINATION BENEFITS
All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 10% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(i)	Reconciliation of profit before tax to cash generated from operations

	2008	2007
	RMB’000	RMB’000
Profit before tax	57,880,286	43,310,622
Adjustments for:
Interest income on bank deposits	(1,091,024)	(672,987)
Finance costs	404,210	1,953,698
Exchange gains, net	(2,551,260)	(1,855,969)
Share of profits of associates	(374,111)	(719,039)
Gain on disposal of non-current asset held for sale	(992,136)	_
Minority interest share of losses	_	(41,945)
Investment income	(475,925)	(902,378)
Provision for inventory obsolescence	5,374	4,651
Exploration expenses	3,409,546	_
Depreciation, depletion and amortisation	10,057,665	7,936,170
Loss on disposal and write-off of property, plant and equipment	274,537	55,755
Unwinding of discount of long term guaranteed notes	11,061	78,090
Impairment losses	1,536,083	613,505
Equity-settled share option expense	167,219	98,237
Others	161,240	_
	68,422,765	49,858,410
Decrease/(increase) in trade receivables	4,421,122	(2,727,832)
Increase in inventories and supplies	(204,452)	(640,185)
(Increase)/decrease in other current assets	(834,420)	809,700
(Decrease)/increase in trade payables,
other payables and accrued liabilities	(94,246)	5,248,896
(Decrease)/increase in other taxes payable	(529,386)	492,613
Cash generated from operations	71,181,383	53,041,602

(ii)	Major non-cash transaction
During the year, the Group redeemed all the outstanding convertible bonds by exercising an early redemption option. At the option of bondholders, substantially all bonds were converted into ordinary shares of the Company. The Group’s share capital and share premium increased by approximately RMB6,732,000 and RMB1,080,461,000 respectively.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

35.	COMMITMENTS

(i)	Capital commitments
As at 31 December 2008, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2008	2007
	RMB’000	RMB’000
Contracted, but not provided for	12,293,984	8,655,830
Authorised, but not contracted for	30,093,605	24,498,130

The capital commitments contracted but not provided for include the estimated payments with respect to the Group’s exploration and production licences to the Ministry of Land and Resources of the PRC for the next five years.

As at 31 December 2008, the Group had unutilised banking facilities amounting to approximately RMB39,262,878,000 (2007: RMB46,997,140,000).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at 31 December 2008, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2008	2007
	RMB’000	RMB’000
Commitments due:
Within one year	71,180	84,508
In the first to second years, inclusive	19,020	16,419
After the second but before the fifth years, inclusive	5,958	1,802
	96,158	102,729

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at 31 December 2008, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2008	2007
	RMB’000	RMB’000
Commitments due:
Within one year	436,464	391,384
In the first to second years, inclusive	425,450	363,327
After the second but before the fifth years, inclusive	1,195,159	849,404
After five years	82,424	262,816
	2,139,497	1,866,931

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

35.	COMMITMENTS (continued)

(iii)	Contingent liabilities

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement in the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

36.	FINANCIAL INSTRUMENTS

Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, current available-for-sale investments, trade receivables, other current assets, trade payables and other payables approximated to their fair values at the balance sheet date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans based on current market interest rates was approximately RMB7,228,795,000 as at 31 December 2008 (2007: RMB3,175,413,000), which was the present value of the loans’ future cash flows discounted by the interest rates as at 31 December 2008. The fair value of the floating interest rate loan approximated to the carrying amount as at 31 December 2008.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB6,481,419,000 as at 31 December 2008 (2007: RMB11,932,142,000), which was calculated based on the market price as at 31 December 2008.

Financial instruments by category
As of 31 December 2008, the carrying amounts of the financial instruments held by the Group were as stated on the consolidated balance sheet.

37.	CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2008	2007
	RMB’000	RMB’000
China Petroleum & Chemical Corporation	46,482,906	36,681,065
PetroChina Company Limited	17,704,346	12,116,807
Trafigura S	6,278,229	404,865
Panjin Northern Asphalt Company Limited	2,436,808	2,179,059
Arcadia Petroleum Limited	2,409,441	1,286,727

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments comprise bank loans, convertible bonds, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk, business risk and liquidity risk. The Group’s senior management oversees the management of these risks.

The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk
The carrying amount of the Group’s cash and cash equivalents, time deposits, liquidity funds and bond investments, trade receivables and other receivables, and other current assets except for prepayments represents the Group’s maximum exposure to credit risk in relation to its financial assets.

The majority of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the balance sheet date, the Group has certain concentrations of credit risk as 39% (2007: 52%) and 70% (2007: 83%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk
As the Group’s oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on the Group. Unstable and high volatility of international oil prices will have a significant effect on the Group’s net sales and net profits.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollar (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2008 to 31 December 2008 (the last working day in 2008), Renminbi has appreciated by approximately 6.88% against US dollars.

The management has assessed the Group’s exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at 31 December 2007 and 2008. Based on management’s assessment, a reasonably possible change in foreign exchange rate of US dollar of 5% is used, and the exposures of the Group’s results of operations, monetary assets and liabilities and investment in its foreign subsidiaries were assumed to be less than 0.22% of the profit of the year and 0.12% of the equity, had the change in the US dollar currency rate occurred at 31 December, 2008.

The senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since approximately 96% of the Group’s debts are also denominated in US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2008, the interest rates for 53% of the Group’s debts were fixed. The term of the weighted average balance was approximately 8.0 years. The fixed interest rates can reduce the volatility of financial cost under uncertain environment and the Group’s exposure to changes in interest rate is not expected to be material.

(v)	Business risk

The major operations of the Group are conducted in the PRC, Indonesia, Africa and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for- sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The trade payables, other payables and accrued liabilities are all due for settlement within 6 months after the balance sheet date.

Notes to Consolidated Financial Statements
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vii)	Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2008 and 31 December 2007.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to equity holders plus interest-bearing debts).

	2008	2007
	RMB’000	RMB’000
Interest-bearing loans and borrowings	7,132,031	3,208,753
Long term guaranteed notes	6,748,598	8,325,519
Interest-bearing debts	13,880,629	11,534,272
Equity attributable to equity holders	160,237,709	134,314,738
Total capital	174,118,338	145,849,010
Gearing ratio	8.0%	7.9%

39.	CHARGE OF ASSET

CNOOC NWS Private Limited, wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

40.	SUBSEQUENT EVENTS
There have been no subsequent events that need to be disclosed in the consolidated financial statements.

41.	COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the current year’s presentation, and those reclassifications are not significant.

42.	APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorised for issue by the Board of Directors on 31 March 2009.

Supplementary Information on Oil and
Gas Producing Activities (Unaudited)

31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standard No. 69, “Disclosures about Oil and Gas Producing Activities”. The disclosures are categorised by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar, Morocco and Nigeria etc., is combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except the North West Shelf Project in Australia which is in production stage.

(a)   Reserve quantity information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers, except reserves of investees accounted for by the equity method, which have been estimated by internal engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia and Nigeria; and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
31 December 2005	1,355	4,495	73	297	25	603	1,453	5,395
Purchase of reserves	-	-	2 *	694 *	41	-	43	694
Discoveries and extensions	132	109	-	11	-	-	132	120
Production	(127)	(130)	(8)	(39)	(1)	(10)	(136)	(179)
Revisions of prior estimates	(18)	95	12	22	-	58	(6)	175
31 December 2006	1,342	4,569	79	985	65	651	1,486	6,205
Purchase of reserves	-	-	-	-	-	-	-	-
Discoveries and extensions	136	158	-	-	36	94	172	252
Production	(125)	(129)	(7)	(44)	(2)	(35)	(134)	(208)
Revisions of prior estimates	52	(171)	(17)	68	2	50	37	(53)
31 December 2007	1,405	4,427	55 **	1,009 **	101	760	1,561	6,196
Purchase/(Disposal) of reserves	-	-	-	(134)	-	-	-	(134)
Discoveries and extensions	150	162	_	8	17	-	167	170
Production	(146)	(150)	(7)	(51)	(2)	(37)	(155)	(239)
Revisions of prior estimates	(9)	(223)	17	(32)	(3)	(115)	5	(370)
31 December 2008	1,400	4,216	65	800	113	608	1,578	5,623

*     The acquisition of the Tangguh LNG Project was completed in 2004. No proved reserves have been included until 2006 when the related sales contracts were signed and the necessary criteria of proved reserves were fulfilled.

**   Included in the proved reserves of 0.39 mmbls of oil and 134 bcf of natural gas represent the interest of 3.05691% working interest in the Tangguh LNG Project which was sold to Talisman Energy Inc. in 2008.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)
Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
31 December 2006	2	26	-	-	-	-	2	26
31 December 2007	3	27	-	-	-	-	3	27
31 December 2008	2	23	-	-	-	-	2	23

Proved developed reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Naturalgas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
31 December 2006	632	1,901	67	174	15	421	714	2,496
31 December 2007	620	1,563	50	194	16	436	686	2,193
31 December 2008	661	1,140	60	220	14	283	735	1,643

(b) Results of operations

	2006				2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net sales to customers	62,224,126	5,138,396	465,431	67,827,953	66,076,736	5,175,327	1,784,843	73,036,906	93,327,439	5,722,550	1,781,344	100,831,333
Operating expenses	(5,139,130)	(1,751,675)	(108,379)	(6,999,184)	(5,683,754)	(1,978,596)	(377,253)	(8,039,603)	(7,628,224)	(1,930,306)	(431,838)	(9,990,368)
Production taxes	(3,315,661)	-	-	(3,315,661)	(3,497,440)	-	-	(3,497,440)	(4,889,272)	-	-	(4,889,272)
Exploration	(1,304,917)	(104,608)	(295,550)	(1,705,075)	(1,957,357)	(130,279)	(1,344,783)	(3,432,419)	(2,600,862)	(95,684)	(713,000)	(3,409,546)
Accretion expense	(250,922)	-	-	(250,922)	(305,758)	-	-	(305,758)	(379,227)	-	-	(379,227)
Depreciation, depletion and amortisation (including dismantlement)	(6,345,167)	(986,988)	(73,328)	(7,405,483)	(6,720,808)	(1,018,881)	(196,481)	(7,936,170)	(8,792,636)	(1,142,157)	(122,872)	(10,057,665)
Special oil gain levy	(3,981,170)	-	-	(3,981,170)	(6,837,213)	-	-	(6,837,213)	(16,238,234)	-	-	(16,238,234)
	41,887,159	2,295,125	(11,826)	44,170,459	41,074,406	2,047,571	(133,674)	42,988,303	52,798,984	2,554,403	513,634	55,867,021
Income tax expenses	(12,566,148)	(989,773)	(85,191)	(13,641,112)	(12,322,322)	(883,015)	(350,352)	(13,555,689)	(13,199,746)	(1,101,586)	(346,984)	(14,648,316)
Result of operations	29,321,011	1,305,352	(97,017)	30,529,347	28,752,084	1,164,556	(484,026)	29,432,614	39,599,238	1,452,817	166,650	41,218,705
Enterprise’s share of equity method investees' results of operations for producing activities	247,797	-	-	247,797	195,875	-	-	195,875	250,388	-	-	250,388

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

(c)   Capitalised costs

	2006				2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Proved oil and gas properties	102,687,282	19,528,600	7,135,929	129,351,811	120,642,419	19,635,135	18,492,686	158,770,240	143,571,499	20,935,855	27,289,464	191,796,818
Unproved oil and gas properties	212,913	63,402	20,609,389	20,885,704	1,080,870	60,606	13,034,069	14,175,545	1,982,529	958,136	8,718,150	11,658,815
Accumulated depreciation, depletion and amortisation	(42,363,321)	(4,691,090)	(45,793)	(47,100,204)	(48,198,910)	(5,951,246)	(154,510)	(54,304,666)	(56,902,775)	(8,261,424)	(280,936)	(65,445,135)
Net capitalised costs	60,536,874	14,900,912	27,699,525	103,137,311	73,524,379	13,744,495	31,372,245	118,641,119	88,651,253	13,632,567	35,726,678	138,010,498
Enterprise’s share of equity method investees’ net capitalized costs	499,903	-	-	499,903	509,187	-	-	509,187	539,669	-	-	539,669

(d)   Costs incurred

	2006				2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:
- Proved	-	-	6,374,981	6,374,981	-	-	-	-	-	-	-	-
- Unproved	-	-	30,856,923	30,856,923	-	-	-	-	-	864,804	138,898	1,003,702
Exploration costs	2,214,202	152,654	912,325	3,279,181	3,956,784	362,495	1,787,799	6,107,078	5,459,087	160,112	757,231	6,376,430
Development costs*	15,763,138	3,336,760	3,625,336	22,725,234	17,912,945	2,559,692	6,102,474	26,575,111	22,296,503	2,541,662	6,264,866	31,103,031
Total costs incurred	17,977,340	3,489,414	41,769,565	63,236,319	21,869,729	2,922,187	7,890,273	32,682,189	27,755,590	3,566,578	7,160,995	38,483,163

Enterprise’s share of equity method investees’ costs of property acquisition, exploration, and development	235,816	-	-	235,816	161,549	-	-	161,549	116,677	-	-	116,677

* The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

(e)   Standardised measure of discounted future net cash flows and changes therein
In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows. Year-end average realised oil price used in the estimation of proved reserves and calculation of the standardised measure was US$32 as at 31 December 2008 (2007: US$86; 2006: US$51). Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

		2006				2007				2008
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Future cash inflows	(1)	652,466,884	60,388,183	45,074,262	757,929,329	995,962,772	67,457,543	88,529,648	1,151,949,963	428,460,753	39,055,645	41,535,217	509,051,615
Future production costs		(179,879,722)	(25,320,990)	(6,063,979)	(211,264,691)	(341,660,401)	(25,434,120)	(17,669,682)	(384,764,203)	(135,861,828)	(20,139,037)	(13,671,455)	(169,672,320)
Future development costs	(2)	(72,962,533)	(10,238,119)	(7,728,167)	(90,928,819)	(85,414,711)	(10,640,713)	(15,636,029)	(111,691,453)	(96,122,573)	(6,926,997)	(8,784,935)	(111,834,505)
Future income taxes		(106,075,580)	(8,637,768)	(6,696,189)	(121,409,537)	(128,253,725)	(11,005,945)	(13,731,732)	(152,991,402)	(31,741,475)	(2,521,318)	(1,852,744)	(36,115,537)
Future net cash flows	(3)	293,549,049	16,191,306	24,585,927	334,326,282	440,633,935	20,376,765	41,492,205	502,502,905	164,734,877	9,468,293	17,226,083	191,429,253
10% discount factor		(118,607,628)	(7,802,067)	(11,302,262)	(137,711,957)	(160,975,012)	(9,217,306)	(18,384,252)	(188,576,570)	(68,489,102)	(4,474,890)	(7,188,751)	(80,152,743)
Standardised measure		174,941,421	8,389,239	13,283,665	196,614,325	279,658,923	11,159,459	23,107,953	313,926,334	96,245,775	4,993,403	10,037,332	111,276,510
Enterprise’s share of equity method investees’ standardised measure of discounted future net cash flows		883,476	-	-	883,476	1,271,780	-	-	1,271,780	696,618	-	-	696,618

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

(e)   Standardised measure of discounted future net cash flows and changes therein (continued)

(1)   Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus (a) its participating interest in the properties in Australia and Nigeria, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2)   Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)   Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Standardised measure, beginning of year	198,316,330	196,614,325	313,926,334
Sales of production, net of royalties and production costs	(57,513,108)	(61,560,825)	(85,926,542)
Net change in prices, net of royalties and production costs	8,603,374	147,976,255	(180,109,420)
Extensions discoveries and improved recovery, net of related future costs	20,226,150	44,896,861	16,211,871
Change in estimated future development costs	(19,719,116)	(32,127,867)	(20,618,379)
Development costs incurred during the year	20,333,024	24,858,355	28,181,961
Revisions in quantity estimates	1,903,268	4,893,538	(4,466,372)
Accretion of discount	26,111,261	25,061,537	38,268,027
Net change in income taxes	958,885	(28,376,275)	68,114,626
Purchase/(Disposal) of properties	19,031,535	-	(1,142,744)
Changes in timing and other	(21,637,278)	(8,309,570)	(61,162,852)
Standardised measure, end of year	196,614,325	313,926,334	111,276,510

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 May 2009, at 3:00 p.m. at Island Shangri-La Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2008.

2.	To declare a final dividend for the year ended 31 December 2008.

3.	To re-elect retiring Directors and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 7,094,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr.Wu, Mr.Wu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$1,188,000 before Hong Kong tax, plus performance-based bonuses. The emolument of Mr. Wu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries

Notice of Annual General Meeting

of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 6,284,000 share options in the Company, Mr. Cao has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Cao, Mr. Cao’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Cao was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Cao’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Cao is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited) as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., a subsidiary of CNOOC, and Chairman of CNOOC and Shell Petrochemical Co. Ltd. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 6,284,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Wu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the

Notice of Annual General Meeting

University Grants Commission in Hong Kong, and a member of the Education Commission. He is at present Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd and a member of the Board of Directors of the Hong Kong Institute for Monetary Research. He is currently an independent non-executive director of American International Assurance Co. Ltd. and an independent non- executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Dr. Cheng has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Dr. Cheng. Dr. Cheng’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. Dr. Cheng waived his emoluments for the year ended 31 December 2008. The emolument of Dr. Cheng was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above

Notice of Annual General Meeting

shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution: “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

Notice of Annual General Meeting

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

C.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

“THAT the articles of association of the Company be and are hereby amended by substituting the existing Article 85 with the following new Article 85:

“85 Without prejudice to the generality of Article 84, where that shareholder and/or warrantholder is a Clearing House or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any shareholders’ meetings or any meetings of any class of shareholders and/or warrantholders provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of shares and/or warrants in respect of which each such person is so authorised. The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarized authorization and/or further evidence for substantiating the facts that it is duly authorised and will be entitled to exercise the same power on behalf of the Clearing House as that clearing house or its nominee(s) could exercise if it were an individual shareholder and/ or warrantholder of the Company.”

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 9 April 2009

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notice of Annual General Meeting

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 20 May 2009 (Wednesday) to 27 May 2009 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 19 May 2009 (Tuesday).

Glossary

API gravity
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Upstream business
Oil and gas exploration, development and production

FPSO
Floating, Production, Storage and Offloading

LNG
Liquefied Natural Gas

Net reserve additions
Total additions of reserves plus or minus reserves revisions

OGP
International Association of Oil & Gas Producers

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions.

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

Wildcat
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Volume Acronyms

Bbl
Barrel

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Company Information

Board of Directors:

Executive Directors
Fu Chengyu	Chairman & CEO
Yang Hua	President & CFO
Wu Guangqi	Compliance Officer

Non-executive Directors
Zhou Shouwei
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Audit Committee
Tse Hau Yin, Aloysius (Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau

Nomination Committee
Zhou Shouwei (Chairman)
Edgar W. K. Cheng
Lawrence J. Lau
Wang Tao

Remuneration Committee
Chiu Sung Hong (Chairman)
Tse Hau Yin, Aloysius
Cao Xinghe

Other Members of the Senior Management
Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Chen Bi	Executive Vice President
Chen Wei	Senior Vice President
Zhang Guohua	Senior Vice President
Zhu Mingcai	Vice President
Fang Zhi	Vice President

Joint Company Secretaries
Xiao Zongwei
Tsue Sik Yu, May

Principal Bankers:
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 883

Investor Relations:
Tel: (8610) 8452 1417
Fax: (8610) 8452 1441
E-mail: caoyan@cnooc.com.cn

Media/Public Relations:
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: dingjch@cnooc.com.cn

Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing Office:
CNOOC Tower, No. 25 Chaoyangmen Beidajie,
Beijing, 100027, China
Zip Code: 100010
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com